05006583

RECEIVED
2005 MAR 21 A

QUARTERLY REPORT BY

the ISSUER OF SECURITIES

4th quarter of 2004

Joint Stock Company "Aeroflot – Russian Airlines" International

Issuer's code: 00010-A

SUPPL

Joint-Stock Company "Aeroflot-Russian Airlines"

Place of Residence: Russian Federation
Mailing Address: 37, bldg. 9, Leningradsky Prospekt, Moscow, 125167

PROCESSED
MAR 22 2005
THOMSON
FINANCIAL

Director General Okulov V.M. ______________ (signature)

Chief Accountant Trusov A.P. ______________ (signature)

November 4, 2004

(Seal)

Information contained in this Report is subject to disclosure under the Law of the Russian Federation "On Securities and Stock Exchange".

Contact person: ***GOLOVENKO Alesey Nikolaevitch***
Deputy Chief, Securities Section, Corporate Property Department
Tel. ***258-06-84***, Fax ***258-06-84***
E-mail AGOLOVENKO@AEROFLOT.RU

3/21

This document has been created using electronic form of the Federal Treasury of the Central Bank of Russia

CONTENTS

Introduction

Issuer's Information

a) **Issuer's Full Company Name.**

Joint-Stock Company "Aeroflot-Russian Airlines".

Short Title.

JSC "Aeroflot".

b) Location: *Russian Federation*
Mailing Address: *Russian Federation, 125167, Moscow, Leningradski Prospect, 37, block 9*

c) **Issuer's Contact Phones and E-mail:**
Phone: *(095) 258-06-84, Fax: (095) 258-06-84*
E-mail:

d) **Internet pages:**
www.adr.db.com, www.skrin.ru, www.aeroflot.ru

e) **Information on Issuer's Securities**
Information on Shares

State Registration Number Date of Registration	Category, type	Amount of declared shares	Par value	Date and Way of placement	End of placement
1-01-00010-A January 23, 2004	Ordinary Inscribed non-documentary	1 110 616 299	1 (one) Ruble	Consolidated placement (below)	
73-1"n"-5142 June 22, 1995	Ordinary Inscribed non-documentary	3 164 149	1 (one) Ruble	June 18, 1994 Closed subscription	October 11, 1995
1-02-00010-A April 5, 1999	Ordinary Inscribed non-documentary	1 107 452 150	1 (one) Ruble	February 22 1999 Subscription among shareholders	February 22, 1999

f) *This quarterly balance sheet contains estimates and forecast of authorized governing bodies of the Issuer regarding future events and/or actions, development perspective of the industry, where Issuer carries out its activity, results of Issuer operations activity, as well as Issuer's plans, probability of occurrence of events and action. Investors shall not fully rely on estimates and forecast of authorized governing bodies of the Issuer, since factual results of the Issuer's activity in the future may differ from forecast because of the number of reasons. Acquisition of Issuer's securities entails risks addressed in this statement.*

CHAPTER I. Brief Information on Issuer's Auditor and Assessor

1.1 Brief Information on Issuer's Auditor (Auditors).

Name. *"Auditing Company "VNESHAUDIT" Ltd*
Legal Addres: *109180, Moscow, Bolshaia Yakimanka Street, 25-27/2*
INN (Individual Taxpayer Number): *7706118254*

Postal address: *123610, Moscow, Krasnopresnenskaya Naberjnaya, 12, entrance 3, office 701*
Tel. 258-19-91 Fax 967-04-97
E-mail: info@vneshaudit.ru

Auditor's License Information:
License Number: 000548
Date of Issue: 25.06.2002
Valid: 25.06.2007
License Issuer: *Ministry of Finance of the Russian Federation*

Name: *"Deloit&Touche" LTD*
Legal Address: *Russia, Moscow, Mokhovaya street, 4/7, bld.2*
INN (Individual Taxpayer Number): *7700049460*
Postal Address: *Russia, Moscow, Mokhovaya street, 4/7, bld.2*
Tel: *(095) 9337300 Fax (095) 9337301*
E-mail; Moscow@deloite.ru

Auditor's License Information:
License Number: 002417
Date of Issue: November 6, 2002
Valid: November 6, 2007
License Issuer: *Ministry of Finance of the Russian Federation*

1.2. Brief information on the Issuer's Assessor

On the Assessor invited by the Issuer to assess market value of placed outstanding stock:
To assess value of redemption stock of JSC "Aeroflot", because of a major transaction, approval of which must be effected by the General Meeting according to Paragraph 2, Article 79 of the Federal Law "On Joint-Stock companies", stockholders came to a decision as regards stockholders voting against the decision on reorganization or approval of the transaction or those nonparticipating in the vote on this part of the agenda (Article 75, Paragraph 1) assessed value was carried out.

Assessor: JSC "National Assessment and Consulting Agency"
Assessor's Address: 103009, Moscow, Vspolnii pereulok, 18, building 2
Expert assessors partaking in the assessment procedure: Dudareva T.N., Ulitov S.D., Reschenkova O.P., Melnikov S.V., Schkolnikov Yu.V.
Fax and Phone: (095) 785-81-01
E-mail: naa@naa.ru, www.naa.ru
Licence Number: 000054
Date of Issue: August 10, 2001
Valid for Assessment activity: August 10, 2004
Issuing Authority: Ministry of Property Relations of the Russian Federation

Information on the services rendered by the Assessor:

Based on information analysis and carried research, market value of a single (1) ordinary share of JSC "Aeroflot" in minority stock package as on July 1, 2004 – 29,50 Rubles (Twenty Nine Rubles and Fifty Kopecks).

CHAPTER II. Main information on financial and economic status of the Issuer

2.1. Indicators of Issuer's Financial and Business Activities

Information is not provided for the current reporting period.

2.2 Issuer's Market Capitalization

Information on market capitalization of JSC "Aeroflot" for the last 5 completed years to the date of ending of each financial year and to the date of ending of the 4th Quarter of 2004.

Capitalization is calculated as product of the number of ordinary shares by weight-average price of one share calculated for 10 largest transactions realized via Stock Exchange RTS in the last month preceding the month of the end of the reported period and in the last month of each completed fiscal year for which issuer's capitalization is reported.

Year	Capitalization, USD
1999	166 592 445
2000	227 676 341
2001	395 379 402
2002	383 162 623
2003	766 325 246
1st quarter 2004	984 006 041
2nd quarter 2004	1 089 514 589
3rd quarter 2004	1 199 465 603
4th quarter 2004	1 359 949 658

2.3. Issuer's Liabilities

Information is not provided for the current reporting period.

2.4. Issuer's Credit History

Credit deals with primary debt of 10 % and over of the net wealth of the Issuer – none.

2.4.1. Issuer's Liabilities to third parties.

Information on affiliations of JSC "Aeroflot" with third party investments (as of January 1, 2005)

#	Full and Short name	Investments	Purpose of Investmets
1	Joint-Stock Company Insurance Company "Moscow", IC "Moscow"	45 688 549,50	Insurance of JSC "Aeroflot" and its affiliations, for profit company
2	Closed Society "Aeromar" "Aeromar LTD"	28 050	Catering and beverages of JSC "Aeroflot" flights, for

			profit company
3	JSC "Aeroflot-Don"	167 720 260	Air transportation, including joint operations with JSC 'Aeroflot", for profit company

2.5. Risks connected with acquisition of placing (placed) securities

Placement in the 4th quarter of 2004 – none.

2.5.1. Industry Risks.

Energy Resources Prices.

World oil prices directly influence the amount of operational costs of the Company. In case of further dramatic price-rise on energy resources, fuel costs may increase in a total volume of operational costs.

Competition:

A growing competition from other Russian Air carriers on the domestic air transportation market may limit the growth of volumes of air traffic in this field of activity.

2.5.2 Country and Regional Risks

Social:

Risk factors are minimal, as the Issuer carries out active social policy; conditions of industry tariff agreement and collective agreements between the administration and employees are strictly observed.

Environmental:

Risks are minimal as passenger and cargo transportation activity in the Russian Federation are subject to State licensing and control.

Seasonal type of activity: JSC "Aeroflot" air transportation activity is seasonal in its nature with a considerable increase of passenger turnover in summer time.

2.5.3. Financial Risks

Dependence on economic growth:

A direct dependence of the change of air traffic volumes and dynamics of Gross National Product of the country is noticeable. Therefore, the development of the Russian Federation economy is a condition of the maintenance of the current status of the Company in the air transportation market.

Foreign Currency Risks:

"Aeroflot" is highly affected by hard currency risks and currency regulation procedures. The Company operates on a foreign-make equipment and aircraft and extends its activities to a number of countries, thus working with different foreign currencies. Part of receipts and expenditures (e.g. 54,4% of operating costs in 2003) nominated in foreign currency. On the one hand it strongly affects Company operations through exchange rate policies on domestic and

foreign markets. On the other, increases sensitivity to risks related to currency regulation procedures.

'Aeroflot" financial risks are considerably low. Such high estimates of this parameter are determined by stable profitability of the company and low WACC. Profitability of company assets is considerably higher than the average weighted capital value, thus the Company has the possibility to pay interest on debt capital and invest part of profit to operations development. Receipts and profits of the Company demonstrate stable growth trend. Furthermore, carried analysis proves high likelihood that this trend will remain in the future.

2.5.4. Legal Risks

Changes in the foreign currency regulations.

Taking into consideration that JSC «Aeroflot» being an integral part of the world air transportation system carries out its activities in many countries abroad using, a number of various world currencies to cover its operations, accordingly, any change of foreign currency regulations, namely, in the matters of hardening its rules, considerably raises the risks of delayed fulfillment of liabilities to foreign partners that makes inevitable both failures to meet the obligations to Aeroflot on the part of such partners and imposition of relevant penalties, provided in the Law and contracts.

Changes in the taxation legislation.

Any change of the taxation legislation is always fraught with certain financial risks since any failure to observe the statutory requirements results in imposition of various penalties and other punitive actions.

Changes of customs clearance rules and duties.

As JSC «Aeroflot» in its operations has to make use of different kinds of products/ services of foreign origin (including foreign made aircraft) any change of customs clearance regulations towards their hardening considerably increase the risks of JSC «Aeroflot» to the matter of both the opportunity to make use of such products and services and their timely delivery.

Changes of court practice in the matters related to the issuer's activities.

Currently the court practice for the main types of court cases of the issuer has been settled already. Its change may be caused only by a change of legislation that in itself entails certain risks.

2.5.5. Risks connected with the issuer's activities

Technical:

The following may be considered as issuer's technical risk factors: the use for main operations of means of higher risks – aircraft. With the aim to minimize technical risk factors the issuer has done a lot to modernize its aircraft and engine fleet: currently more than 40% of the total air operations is carried out with the use of the new generation equipment. The issuer has kept under control flight safety and security and has got in its organizational structure an administrative body – Inspection on Flight Safety and Security. The risk on the lost /damage of the aircraft and engine fleet and issuer's third party liability during transportation operations have been duly insured and reinsured by Lloyd Syndicate.

Current legal proceedings.

Currently JSC «Aeroflot» is acting as a defendant in the following cases on:

- payment of damages connected to the failure/improper fulfillment of obligations for the carriage of passengers/luggage/cargo;
- payment of damages connected to JSC «Aeroflot»failure to carry out its contracted obligations;
- failure to carry out Collective contract as current in the JSC «Aeroflot»;

- labor conflicts.

  Accordingly, the greater part of the court mitigation risks are mostly financial risks and risks of requisition of some properties of the Company .

Incapability to extend the issuer's license either for a certain business activities or for the use of facilities that are legally restricted for the possession by civil entities.

In case such a license is connected with the main activities of - air operations and any other directly connected with those – the risk is very high since it affects the very existence of JSC «Aeroflot» .

Should such a license covers other areas of JSC «Aeroflot» operations that are not listed among the basic ones for JSC «Aeroflot», then in case the license is canceled/ incapability to extend it the required services may be provided to JSC «Aeroflot» by third parties that possess appropriate licenses. Since the services in question are not free JSC «Aeroflot» risks would be only financial.

Possible issuer's liability for outstanding liabilities of third parties.

The emergence of such liabilities is possible in cases provided by the Law and, also, if they are stipulated in a contract as may be concluded by JSC «Aeroflot» with third parties.

As for the outstanding liabilities of JSC «Aeroflot» subsidiaries the liabilities of JSC «Aeroflot» would be limited by the value of shares/ stocks in possession of JSC «Aeroflot» of those subsidiaries. For that matter, the exceptions will include the cases of imposition of subsidiary liability in accordance with item 3, Article 6 of the Federal Law "On Joint Stock Companies", namely in the cases when JSC «Aeroflot» by way of issuing mandatory instructions to subsidiaries involved (with prior knowledge that such instructions would result in losses) has inflicted losses to the subsidiary or caused its insolvency (bankruptcy).

CHARPTER III. Detailed Information on the Issuer

3.1. Branch and representatives offices of the Issuer

Branch and representatives offices of the Issuer.

Name: ***Australia (Sidney)***
Location: ***Sidney***
Postal Address: ***24 LEVEL 44 MARKET STREET SYDNEY NSW 2000 AUSTRALIIA***
Head: ***Sokolov Dmitry Alexseevitch***
Opened: ***21 June 1994***
Power of Attorney valid: **from July 12, 2004** ***(permanent)***

Name: ***Austria (Vienna)***
Location: ***Vienna***
Postal Address: ***PARKING 10, 1010 VIENNA, AUSTRIA***
Head: ***Zhiganov Igor Petrovich***
Opened: ***21 June 1994***
Power of Attorney valid: **from** ***11.09.2001 (permanent)***

Name: ***Belgium (Brussels)***
Location: ***Brussels***
Postal Address: ***RUE DES COLONIES 58 1000 BRUXELLES BELGIQUE***
Head: ***Snegirev Igor Anatolievitch***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15.03.2004 (permanent)***

Name: ***Bulgaria (Sophia)***

Location: *Sophia*
Postal Address: ***23 OBORISHTE ST. 1504 SOFIA BULGARIIA***
Head: ***Krakhmalev Vladimir Vasiliyevich***
Opened: ***21 April 1994***
Power of Attorney valid: ***05.11.2002 (permanent)***

Name: ***Great Britain (London)***
Location: ***London***
Postal Address: ***70, PICCADILLY, LONDON W1V 9HH, UK***
Head: ***Sereda Vitali Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 22.06.2001(permanent)***

Name: ***Hungary (Budapest)***
Location: ***Budapest***
Postal Address: ***HUNGARY 1051 BUDAPEST VACI UT.4***
Head: ***Zakharevich Alexandr Ivanovich***
Opened: ***21 June 1994***
Power of Attorney: ***from 22.06.2001(permanent)***

Name: ***Germany (Frankfurt)***
Location: ***Frankfurt***
Postal Address: ***WILHELM-LEUSCHNER-STR. 41 D-60329 FRANKFURT AM MAIN GERMANY***
Head: ***Akhlamov Sergei Petrovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15.05.2003(permanent)***

Name: ***Germany (Berlin)***
Location: ***Berlin***
Postal Address: ***UNTER DER LINDER, 51, 10117, BERLIN***
Head: ***Kuznetsov Eugeni Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 19.11.2002 (permanent)***

Name: ***Germany (Hamburg)***
Location: ***Hamburg***
Postal Address: ***ADMIRALITAT STR. 60, 20459 HAMBURG***
Head: ***Avramenko Alexandr Georgiyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***19.11.2002(permanent)***

Name: ***Germany (Dusseldorf)***
Location: ***Dusseldorf***
Postal Address: ***40212, DUSSELDORF, BERLINER ALLEE, 26.***
Head: ***Kovalenko Victor Valerievitch***
Opened: ***21.06.1994***
Power of Attorney valid: ***from 04.08.2004(permanent)***

Name: **Germany (Munich)**
Location: ***Munich***
Postal Address: ***FRG\MUNICH ISARTORPLATZ 2, 80331 MUENCHEN***
Head: ***Menshenin Sergei Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 19.11.2002 (permanent)***

Name: Germany ***(Hahn)***
Location: ***Hahn***
Postal Address: ***Aeroflot, Gebaude 850 D-55483FLUGHAFEN HAHN GERMANY***

Head: (acting) *Korolev Oleg Konstantinovitch*
Opened: ***1 October 2001***
Power of Attorney valid: ***from 24.04.2003 (permanent)***

Name: ***Greece (Athens)***
Location: ***Athens***
Postal Address: ***14 XENOFONTOS STR. SYNTAGMA - GR 105 57, ATHENS, GREECE***
Head: (acting) *Anosov Yuri Alexeevitch*
Opened: ***21 June 1994***
Power of Attorney valid: ***from 20.09.2004 (permanent)***

Name: ***Denmark (Copenhagen)***
Location: ***Copenhagen***
Postal Address: ***DENMARK COPENHAGEN, 1-3 VESTER FARIMAGSGADE DK - 1606***
Head: ***Mulkidjanov Dmitry Ivanovitch***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 12.04.2004(permanent)***

Name: ***Spain (Madrid)***
Location: ***Madrid***
Postal Address: ***ESPANA/28006, MADRID, C/JOSE ORTEGA Y GASSET, 2***
Head: ***Khomenko Anatoli Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 29.10.2001***

Name: ***Spain (Barcelona)***
Location: ***Barcelona***
Postal Address: ***ISPANIIA, 08029 BARSELONA C/MALLORCA 41***
Head: ***Kolin Valeri Anatoliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 26.05.1999 (permanent)***

Name: ***Italy (Rome)***
Location: ***Rome***
Postal Address: ***00187 ROMA VIA L. BISSOLATI 76***
Head: ***Sporov Igor Yuriyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 01.03.2001(permanent)***

Name: ***Italy (Venice)***
Location: ***Venice***
Postal Address: ***35137 PADOVA PIAZZETTA CONCIAPELLI 20***
Head: ***Krasii Yaroslav Nikolayevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 14.06.2002 (permanent)***

Name: ***Italy (Milan)***
Location: ***Milan***
Postal Address: ***20124 MILANO -VIA VITTOR PISANI, 19***
Head: ***Opolev Anatoli Leonidovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 25.06.2001 (permanent)***

Name: ***Netherlands (Amsterdam)***
Location: ***Amsterdam***
Postal Address: ***THE NITHERLANDS 1017 SG AMSTERDAM WETERRINGSCHANS 26***
Head: ***Titov Nikolai Borisovich***

Opened: ***21 June 1994***
Power of Attorney valid: ***from 26.03.2002 (permanent)***

Name: ***Norway (Oslo)***
Location: ***Oslo***
Postal Address: ***NORVEGIIA 0157 OSLO OVRE SLOT SGT 6***
Head: ***Vostrikov Yuri Timofeyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 05.10.1998 (permanent)***

Name: ***Poland (Warsaw)***
Location: ***Warsaw***
Postal Address: ***POLAND WARSAW 00-508 JEROZOLIMSKIE AL. 29***
Head: ***Sen Ivan Pavlovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 27.11.2000 (permanent)***

Name: ***Portugal (Lisbon)***
Location: ***Lisbon***
Postal Address: ***PORTUGAL, LISBON, AVENIDA DA LIBERDADE 36-D, INDEX 1250***
Head: ***Kruglov Valeri Alexeyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 05.10.2001 (permanent)***

Name: ***Romania (Bucharest)***
Location: ***Bucharest***
Postal Address: ***29, STR.BISERICA AMZEI, BUCHAREST, ROMANIA***
Head: ***Naumenko Victor Ivanovitch***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 12.05.2004 (permanent)***

Name: ***Slovakia (Bratislava)***
Location: ***Bratislava***
Postal Address: ***SLOVAK REPUBLIC 811 01 BRATISLAVA LAURINSKA 13***
Head: ***Sinitsin Sergei Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 05.02.2003 (permanent)***

Name: ***Slovenia (Ljubljana) (activities suspended under the Order 154 from 23.04.2004)***
Location: ***Ljubljana***
Postal Address: ***R.SLOWENIIA G.LIUBLIANA-1000 DUNAJSKAIA 21, AFL***
Head: ***Ognev Vitali Vasiliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 04.07.2002 (permanent)***

Name: ***Finland (Helsinki)***
Location: ***Helsinki***
Postal Address: ***00100 MANNER-HEIMINTIE 5 HELSINKI FINLAND***
Head: ***Piven Alexandr Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13.10.2003 (permanent)***

Name: ***France (Paris)***
Location: ***Paris***
Postal Address: ***FRANCE 33 AV DES CHAMPS-ELISEES 75008 PARIS***
Head: ***Mukhin Eugeni Alexeyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 14.05.2002 (permanent)***

Name: *France (Nice)*
Location: *Nice*
Postal Address: ***AEROFLOT COT D'AZUR TERMINAL 1 06281 NICE FRANCE***
Head: ***Pivovarov Andrei Nikolayevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 16.04.2001 (permanent)***

Name: ***Groatia (Zagreb)***
Location: ***Zagreb***
Postal Address: ***CROATIIA 10000 ZAGREB VARSAWSKA 13***
Head: ***Karataev Alexander Mikhailovitch***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15.03.2004 (permanent)***

Name: ***Czechia (Prague)***
Location: ***Prague***
Postal Address: ***PARIZSKA 5 110 00 PRAHA 1***
Head: ***Gurko Valery Feliksovitch***
Opened: *21 June 1994*
Power of Attorney valid: ***from 12.07.2004 (permanent)***

Name: ***Switzerland (Zurich)***
Location: ***Zurich***
Postal Address: ***AERFLOT-RIA TALASKER 41 CH-8001 ZURICH***
Head: ***Serafimov Valeri Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 04.05.2001 (permanent)***

Name: ***Switzerland (Geneva)***
Location: ***Geneva***
Postal Address: ***PL.ACE CORNOVAIN, 16, 1201 GENEVE SUISSE***
Head: ***Korchagin Alexander Serafimovitch***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 20.01.2004 (permanent)***

Name: ***Sweden (Stockholm)***
Location: ***Stockholm***
Postal Address: ***SVEAVAGEN 31, 2 TR BOX 3075 10361 STOKHOLM SWEDEN***
Head: ***Morenov Sergei Alexandrovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 04.12.2002 (permanent)***

Name: ***Sweden (Goteborg)***
Location: ***Goteborg***
Postal Address: ***DROTTNINGGATAN 30, 41114 GOTHENBURG, SWEDEN***
Head: ***Tezikov Pavel Vasiliyevich***
Opened: ***21 June 1994***

Power of Attorney valid: ***none***

Name: ***USA (New York)***
Location: ***America***
Postal Address: ***1384 BRODWAY, FLOOR 22 NEW YORK, NY 10018***
Head: ***Delovery Anatoli Valentinovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15.05.2003 (permanent)***

Name: ***USA (Washington)***
Location: ***America***
Postal Address: ***1634 EYE 1 STREET N.W. SUITE 200 WASHINGTON DC 20006***
Head: ***Gomenuk Sergey Ivanovitch***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15.03.2004 (permanent)***

Name: **USA (*Los Angeles*)**
Location: **America**
Postal Address: ***USA/LOS ANGELES, 9100 WILSHIRE BLVD # 616 , BEVERLY HILLS, CA 90212***
Head: ***Grigoriyev Yuri Nikolayevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 04.06.2002 (permanent)***

Name: ***USA (San Francisco)***
Location: ***America***
Postal Address: ***291 GEARY STR SIUTE 200 SAN FRANCISCO CA 94102***
Head: ***Voitsekhovich Alexandr Gennadiyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 01.07.2002 (permanent)***

Name: ***USA (Seattle)***
Location: ***America***
Postal Address: ***1411 4TH AV SUITE 420 SEATLE WASHINGTON 98101***
Head: ***Tavlintsev Gennadi Mikhailovich***
Opened: ***8 April 1994***
Power of Attorney valid: ***from 29.07.2002 (permanent)***

Name: **Ireland (*Shannon*) *(activities suspended under the Order 327 from 29.09.2004)***
Location: **Shennon**
Postal Address: ***SHENON AIRPORT CO CLAIR IRELAND***
Head: ACTING ***Krakhmalev Mikhail Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***none***

Name: ***Ireland (Dublin)***
Location: ***Ireland (Dublin)***
Postal Address: ***IRLANDEIIA/DUBLIN, AEROFLOT RUSSIAN INTERNATIONAL AIRLINES UPPER LINK BUILDING DUBLIN AIRPORTCO. DUBLIN IRELAND***
Head: ***Uliyanov Dmitri Eduardovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 17.11.2003 (permanent)***

Name: ***Canada (Montreal)***
Location: ***Montreal***
Postal Address: ***615 DE MAISONNEUVE MLVD.M. MONTREAL QUEWEBEC CANADA H3A 1L8***
Head: ***Arshaninov Eugeni Vladimirovich***
Opened: ***21 June 1994***

Power of Attorney valid: *from 12.08.2003 (permanent)*

Name: *Cuba (Havana)*
Location: *Havana*
Postal Address: *CALLE 23 ESQ. INFANTA N 64 VEDADO C.HAVANA CUBA*
Head: *Zherdev Eugeni Ivanivich*
Opened: *21 June 1994*
Power of Attorney valid: *from 13.10.2003 (permanent)*

Name: *Panama (Panama)*
Location: *Panama*
Postal Address: *P.O. BX 2642 BALBOA ANCO PANAMA REPUBLICA DE PANAMA*
Head: *Neshto Sergey Ivanovitch*
Opened: *21 June 1994*
Power of Attorney valid: *from 11.08.2004 (permanent)*

Name: *Peru (Lima)*
Location: *Lima*
Postal Address: *JR. MARTIR OLAYA, 201, OF. 340-350, EDIFICIO DIAGONAL, MIRAFLORES, LIMA , PERU*
Head: *Mordavchenkov Sergei Mikhailovich*
Opened: *21 June 1994*
Power of Attorney valid: *from 04.07.2002 (permanent)*

Name: *Vietnam (Hanoi)*
Location: *Hanoi*
Postal Address: *DAENA BUSINESS SENTER, 360 KIM MA ST., BA DINH, DIST., HANOI, VIETNAM. AEROFLOT RUSSIAN AIRLINES*
Head: *Igranov Eugeni Leonidovich*
Opened: *21 June 1994*
Power of Attorney valid: *from 02.10.2001 (permanent)*

Name: *Vietnam (Ho Chi Minh)*
Location: *Ho Chi Minh*
Postal Address: *4H, LE LOI STREET, HO CHI MINH CITY , VIETNAM*
Head: *Vidineyev Alexandr Borisovich*
Opened: *21 June 1994*
Power of Attorney valid: *from 13.02.2002 (permanent)*

Name: *India (Delhi)*
Location: *Delhi*
Postal Address: *AEROFLOT TOLSTOY HOUSE, 15-17 TOLSTOY MARG DELHI - 110001 (INDIA)*
Head: *Vasiutkin Vitali Matveyevich*
Opened: *21 June 1994*
Power of Attorney valid: *from 10.04.2003 (permanent)*

Name: *India (Bombay)*
Location: *Bombay*
Postal Address: *11 TULSIANI CHAMBERS GROUND FLOOR FREE PRESS JOURNAL MARG NARIMAN POINT MUMBAI 400021*
Head: *Ivchenko Vladimir Anatoliyevich*
Opened: *21 June 1994*
Power of Attorney valid: *from 14.03.2003 (permanent)*

Name: *China (Beijing)*
Location: *Beijing*

Postal Address: ***GENERAL REPRESENTATION OF AEROFLOT IN CHINA HOTEL JINGLUN, NO.3 JIANGUOMENWAI STREET, BEIJING P.R. CHINA 100020***
Head: ***Samsonov Vladimir Vasiliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 08.07.2002 (permanent)***

Name: ***China (Hong Kong)***
Location: ***Hong Kong***
Postal Address: ***ROOM 1606, 16 FLOR, TOWER TWO, LIPPO CENTRE, 89 QUEENSWAY, HONG KONG***
Head: ***Sumchenko Alexei Anatoliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 28.10.2000 (permanent)***

Name: ***China (Harbin)***
Location: ***Harbin***
Postal Address: ***150001 CHINA, HARBIN NANGANG DISTRICT, YIYUANJIE STREET, 2, HONG KONG SINOWAY HOTEL , ROOM 808.***
Head: ***Korystov Viktor Stanislavovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15.02.1999 (permanent)***

Name: ***China (Shanghai)***
Location: ***Shanghai***
Postal Address: ***200040, KNR, SHANGHAI, NANJINGXIL, 1376, SHANGHAI CENTER, SUITE 203***
Head: ***Bugrov Sergei Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 23.11.2001 (permanent)***

Name: ***China (Shenyang)***
Location: ***Shenyang***
Postal Address: ***HOTEL INTERCONTINENTAL (GROUND FLOOR), 208, NANGJING NORTH STREET, HEPING DISTRICT, SHENYANG, 110001, CHINA***
Head: ***Rassokhin Vladimir Nikolayevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 05.11.2002 (permanent)***

Name: ***Korean People's Democratic Republic (Pyongyang)***
Location: ***Pyongyang***
Postal Address: ***11-DONG MUNSU-3 DONG TAEDONGGANG DISTRICT***
Head: ***Grokhovski Alexandr Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 27.12.2000 (permanent)***

Name: ***Republic of Korea (Seoul)***
Location: ***Seoul***
Postal Address: ***404, CITY AIR TERMINAL BLDG, № 159-6, SAMSUNG-DONG, KANGNAM-KU, SEOUL, KOREA***
Head: ***Pereverzev Vladimir Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 21.11.2002 (permanent)***

Name: ***Malaysia (Kuala Lumpur)***
Location: ***Kuala Lumpur***
Postal Address: ***LEVEL 17, SUITE 17.03, MENARA HLA, NO 3 JALAN KIA PENG, 50450 KUALA LUMPUR***
Head: ***Sukhov Vladimir Mikhailovich***
Opened: *21 June 1994*

Power of Attorney valid: ***from 27.11.2002 (permanent)***

Name: ***Mongolia (Ulan Bator)***
Location: ***Ulan Bator***
Postal Address: ***ULAN-BATOR UL. N CAGDRV-15 AEROFLOT***
Head: ***Burninov Dmitri Borisovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13.10.2003 (permanent)***

Name: ***Nepal (Katmandu) (activities suspended under the Order 153 from 23.04.2004)***
Location: ***Katmandu***
Postal Address: ***NEPAL KATMANDU KAMALADI P.O. BOX 5640***
Head: ***Akopov Valeri Karpovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 12.04.2001 (permanent)***

Name: ***Pakistan (Karachi)(activities suspended, Order #153 of 23.04.2004)***
Location: ***Karachi***
Postal Address: ***HOLIDAY INN CROWNE PLAZA SHHRAH-E-FAISAL ROAD KARACHI-PAKISTAN***
Head: ***Fedoseyev Vladimir Feodorovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 17.09.2003 (permanent)***

Name: ***Singapore (Singapore)***
Location: ***Singapore***
Postal Address: ***15 QUEEN STREET #01-02/02-00TAN CHONG TOWER, SINGAPORE 188537***
Head: ***Tumanov Alexandr Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 25.07.2001 (permanent)***

Name: ***Thailand (Bangkok)***
Location: ***Bangkok***
Postal Address: ***183 MEZZANINE FLOR REGENT HOUSE, RAJDAMRI ROAD BANGKOK 10330***
Head: ***Borisov Vitali Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 01.08.2002 (permanent)***

Name: ***Japan (Tokyo)***
Location: ***Tokyo***
Postal Address: ***TOKYO/SVAX TT BILD.,3-11-15, TORANOMON, MINATO-KU, TOKYO 105 JAPAN***
Head: ***Mnatsakanov Yuri Gerasimovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 22.06.2001 (permanent)***

Name: ***Japan (Osaka)(activities suspended, Order #158 of 23.04.2004)***
Location: ***Osaka***
Postal Address: ***IMAGAWA BLDG. 8 F 2-2-17 IMABASHI CHUO-KU, OSAKA 541-0042 JAPAN***
Head: ***Aveltsov Yuri Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: **none**

Name: ***Angola (Luanda)***
Location: ***Luanda***
Postal Address: ***AFL AV. 4 DE FEVEREIRO 114 LUANDA ANGOLA***
Head: ***Tsepalov Dmitri Alexandrovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 11.06.2002 (permanent)***

Name: ***Egypt (Cairo)***
Location: ***Cairo***
Postal Address: ***CAIRO/EGYPT 18, EL BOUSTAN ST.EL BOUSTAN COMMERCIAL CENTRE***
Head: ***Levkin Igor Vasiliyevich***
Opened: ***20 December 1999***
Power of Attorney valid: ***from 30.06.2003 (permanent)***

Name: ***Israel***
Location: ***Tel Aviv***
Postal Address: ***63801 ISRAIL, TEL-AVIV BEN-YEHUDA 1***
Head: ***Shumilov Sergei Borisovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13.03.2003 (permanent)***

Name: ***Jordan (Amman) (activities suspended under the Order 138 from 23.04.2004)***
Location: ***Amman***
Postal Address: ***P.O. BOX 7303 AMMAN JORDAN***
Head: ***Pryadko Pavel Pavlovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 12.10.1998 (permanent)***

Name: ***Iran (Tehran)***
Location: ***Tehran***
Postal Address: ***IRAN/TEHRAN 23 OSTAD NEJATOLLAHI STREET***
Head: ***Zarinyan Levon Anushavanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 27.05.2003 (permanent)***

Name: ***Cyprus (Nicosia)***
Location: ***Nicosia***
Postal Address: ***32 B&C, HOMER AVE. P.O. BOX 22039, 1097 NICOSIA CYPRUS***
Head: ***Ostapenko Alexandr Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 01.09.1999 (permanent)***

Name: **Lebanon (*Beirut*)**
Location: **Beirut**
Postal Address: ***2034-8418 LEBANON, BEIRUT, GEFINOR CENTER, BLOK C, 41 CLEMENCEAU STREET***
Head: ***Kovaltchuk Viacheslav Markovitch***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 28.01.2004 (permanent)***

Name: ***Malta (La Valetta) (activities suspended under the Order 150 from 23.04.2004)***
Location: ***La Valetta***
Postal Address: ***REGENCY HOUSE, 1ST FLOOR, REPUBLIC ST. VALETTA VLT 04, MALTA***
Head: ***Yentaltsev Valeri Leonidovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 26.10.2000 (permanent)***

Name: ***Syria (Damascus)***
Location: ***Damascus***
Postal Address: ***SYRIA DAMASCUS 29 MAY STREET***
Head: ***Alabin Boris Alexandrovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 01.07.1996 (permanent)***

Name: ***Turkey (Istanbul)***
Location: ***Istanbul***

Postal Address: ***TAKSIM-ISTANBUL METE CAD. NO 30***
Head: ***Khiltchenko Alexander Vladimirovitch***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 05.11.2003 (permanent)***

Name: ***Turkey (Antalya)***
Location: ***Antalya***
Postal Address: ***ANTALYA INTERNATIONAL AIRPORT BLOC.A//N.241***
Head: ***Golovin Nikolai Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 12.08.2003 (permanent)***

Name: ***Turkey (Ankara)(Operations suspended, Order #136 of 06.04.2004)***
Location: ***Ankara***
Postal Address: ***06550, ANKARA, TURKEY, AEROFLOT-CINNAH CADESI 114/2, CANKAYA***
Head: ***Titov Konstantin Victorovich***
Opened: *21 June 1994*
Power of Attorney valid: ***from 13.02.2002 (permanent)***

Name: ***United Arab Emirates (Dubai)***
Location: ***Dubai***
Postal Address: ***U.A.E., DUBAI, PO BOX 1020 AL MAKTOUM STREET AL MAZROEI BLDG DEIRA DUBAI***
Head: ***Chumak Alexandr Markovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 09.08.2001 (permanent)***

Name: ***United Arab Emirates (Abu Dhabi)***
Location: ***Abu Dhabi***
Postal Address: ***P.O. BOX 25111 ABU DHABI U.A.E.***
Head: ***Beliayev Vladimir Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 12.04.2004 (permanent)***

Name: ***United Arab Emirates (Shardjah)***
Location: ***Shardjah***
Postal Address: ***U.A.E. SHARJAH P/O BOX 22748***
Head:
Opened: ***26 December 1996***
Power of Attorney valid:

Name: ***Azerbaijan (Baku)***
Location: ***Baku***
Postal Address: ***370000, 34 KHAGANI ST.***
Head: ***Koloskov Mikhail Lvovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 26.02.2001 (permanent)***

Name: ***Armenia (Yerevan)***
Location: ***Yerevan***
Postal Address: ***12, AMIRYANA ST. YEREVAN*** 375 00.
Head: ***Kagramanyan Gamarnic Rubenovich***
Opened: ***1 July 1994***

Power of Attorney valid: ***from 21.07.1997 (permanent)***

Name: ***Georgia (Tbilisi)***
Location: ***Tbilisi***
Postal Address: ***76/1 AGMASHENEBELI ST., TBILISI 380002.***
Head: ***Grekhov Alexander Victorovitch***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 02.12.2003 (permanent)***

Name: ***Kazakhstan (Almaty)***
Location: ***Almaty***
Postal Address: ***59-45 ZHELTOKSAN ST., ALMATY 480004.***
Head: ***Shishkin Pavel Andreyevich***
Opened: ***25 December 1997***
Power of Attorney valid: ***from 22.01.2002 (permanent)***

Name: ***Kirghiz Republic (Bishkek)***
Location: ***Bishkek***
Postal Address: ***230 CHUJ PROSPECT, BISHKEK 720010.***
Head: ***Butov Vladimir Georgiyevich***
Opened: ***12 April 1999***
Power of Attorney valid: ***from 23.05.2001 (permanent)***

Name: ***Latvia (Riga)***
Location: ***Riga***
Postal Address: ***LETTONIE RIGA LV-1050 GERTRUDES 6 -1, LATVIA***
Head: ***Dinul Alexander Vasilievitch***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 07.04.2004 (permanent)***

Name: ***Lithuania (Vilnius)***
Location: ***Vilnius***
Postal Address: ***2001 VILNIUS, UL. PILIMO 8\2***
Head: ***Lakomov Vladimir Victorovitch***
Opened: ***8 July 1994***
Power of Attorney valid: ***from 30.07.2004 (permanent)***

Name: ***Uzbekistan (Tashkent)***
Location: ***Tashkent***
Postal Address: ***79A Nukus st., Tashkent 700015.***
Head: ***Bikmullin Renat Talgatovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 30.06.2003 (permanent)***

Name: ***Ukraine (Kiev)***
Location: ***Kiev***
Postal Address: ***:112/A SAKSAGANSKOGI ST. KIEV 01032.***
Head: ***Taran Valeri Petrovich***
Opened: ***5 May 1997***
Power of Attorney valid: ***from 13.09.2001 (permanent)***

Name: ***Ukraine (Symferopol)***
Location: ***Symferopol***
Postal Address: ***2A PAVLENKO ST., SYMFEROPOL 95006.***
Head: ***Valeyev Robert Radifovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13.10.2003 (permanent)***

Name: ***Ukraine (Dnepropetrovsk)***
Location: ***Dnepropetrovsk***
Postal Address: ***72-A Karl Marx st., Dnepropetrovsk 320030.***
Head: ***Fedosov Ruslan Veniaminovitch***
Opened: ***12 March 1998***
Power of Attorney valid: ***from 19.05.2004 (permanent)***

Name: ***Russia (Arkhangelsk)***
Location: ***Arkhangelsk***
Postal Address: ***116 VOSKRESENSKAYA ST., ARKHANGELSK 163051.***
Head: ***Beliayev Vadim Leonidovich***
Opened: ***18 June 1998***
Power of Attorney valid: ***from 29.12.2003 till 31.12.2004***

Name: ***Russia (Vladivostok)***
Location: ***Vladivostok***
Postal Address: ***6 Sukhanov st., Vladivostok.***
Head: ***Kaliuzhko Irina Demiyanovna***
Opened: ***20 January 1998***
Power of Attorney valid: ***from 29.12.2003 till 31.12.2004 (permanent)***

Name: ***Russia (Volgograd)***
Location: ***Volgograd***
Postal Address: ***15 LENIN ST., VOLGOGRAD 400131.***
Head: ***Kolyadin Oleg Stanislavovitch***
Opened: ***5 August 1998***
Power of Attorney valid: ***from 01.04.2004 till 31.12.2004***

Name: ***Russia (Ekaterinburg)***
Location: ***Ekaterinburg***
Postal Address: **56 Belinski st.,** ***EKATERINBURG MUNICIPAL OFFICIAL MAIL-209.***
Head: ***Chichilimov Valeri Borisovich***
Opened: ***9 June 1998***
Power of Attorney valid: ***from 29.12.2003 till 31.12.2004***

Name: ***Russia (Kaliningrad)***
Location: ***Kaliningrad***
Postal Address: ***4-25, Pobieda sq., Kaliningrad 223600.***
Head: ***Kovalenko Igor Alekseevitch***
Opened: ***26 August 1999***
Power of Attorney valid: ***power of attorney being processed***

Name: ***Russia (Krasnodar)***
Location: ***Krasnodar***
Postal Address: ***43 Krasnaya st., Krasnodar 350000.***
Head: ***Kochur Konstantin Ivanovitch***
Opened: ***18 June 1998***
Power of Attorney valid: ***from 01.04.2004 till 31.12.2004***

Name: ***Russia (Murmansk)***
Location: ***Murmansk***
Postal Address: ***8, OF.1, SPOLOKHI ST.,MURMANSK 183025.***
Head: ***Dariyev Denis Vasilievitch***
Opened: ***22 December 1997***
Power of Attorney valid: ***from 28.06.2004 till 31.12.2004***

Name: ***Russia (Mineralniye Vodi)***

Location: ***Mineralniye Vodi***
Postal Address: ***57, KARL MARKS PROSPECT, MINERALNIYE VODI 357510, Stavropol Territory.***
Head: ***Levin Igor Anatoliyevich***
Opened: ***25 April 2000***
Power of Attorney valid: ***from 29.12.2003 till 31.12.2004***

Name: ***Russia (Nizhni Novgorod)***
Location: ***Nizhni Novgorod***
Postal Address: ***Nizhni Novgorod 603056, Airport.***
Head: ***Tikhonov Alexandr Yuriyevich***
Opened: ***5 August 1998***
Power of Attorney valid: ***from 29.12.2003 till 31.12.2004***

Name: ***Russia (Novosibirsk)***
Location: ***Novosibirsk***
Postal Address: ***28 KRASNI PROSPECT, NOVOSIBIRSK-91630099.***
Head: ***Matiukh Sergei Ignatiyevich***
Opened: ***25 January 1995***
Power of Attorney valid: ***from 29.12.2003 till 31.12.2004***

Name: ***Russia (Omsk)***
Location: ***Omsk***
Postal Address: ***1 INZHENERNAYA st.OMSK 644103.***
Head: ***Semeonova Galina Mikhailovna***
Opened: ***14 April 1998***
Power of Attorney valid: ***from 29.12.2003 till 31.12.2004***

Name: ***Russia (Perm)***
Location: ***Perm***
Postal Address: ***21 POPOV st., PERM 614600.***
Head: ***Shreider Boris Mikhailovich***
Opened: ***14 September 2000***
Power of Attorney valid: ***from 29.12.2003 till 31.12.2004***

Name: ***Russia (Petropavlovsk-Kamchatski)***
Location: ***Petropavlovsk-Kamchatski***
Postal Address: ***35-312 SOVETSKAYA st., PETROPAVLOVSK-KAMCHATSKI 683000.***
Head: ***Degtiarev Andrei Nikolayevich***
Opened: ***20 January 1998***
Power of Attorney valid: ***from 29.12.2003 till 31.12.2003***

Name: **Russia (*Rostov-on-Don*)**
Location: **Rostov-on-Don**
Postal Address: ***270/1, 2nd floor, Sholokhov prospect, Rostov-on-Don.***
Head: ***Kirpichev Boris Alexeyevich***
Opened: ***18 March 1999***
Power of Attorney valid: ***from 29.12.2003 till 31.12.2004***

Name: ***Russia (Samara)***
Location: ***Samara***
Postal Address: ***16 Uliyanovskaya st., Samara 44300.***
Head: ***Luzgin Sergei Alexeyevich***
Opened: ***5 August 1998***
Power of Attorney valid: ***from 29.12.2003 till 31.12.2004***

Name: ***Russia (St. Petersburg)***
Location: ***St. Petersburg***
Postal Address: ***5 Kazanskaya st. St. Petersburg 191186.***

Head: ***Sytikh Eugeni Ivanovich***
Opened: ***26 December 1996***
Power of Attorney valid: ***from 29.12.2003 till 31.12.2004***

Name: ***Russia (Sochi)***
Location: ***Sochi***
Postal Address: ***:3 Chaikovski st., Sochi 354065, Krasnodarski Territoty.***
Head: ***Mukhin Sergei Anatoliyevich***
Opened: ***5 August 1998***
Power of Attorney valid: ***from 29.12.2003till 31.12.2004***

Name: ***Russia (Khabarovsk)***
Location: ***Khabarovsk***
Postal Address: ***39 Karl Marx st., Khabarovsk 680000.***
Head: ***Dobrovolski Vladimir Dmitriyevich***
Opened: ***26 December 1996***
Power of Attorney valid: ***from 29.12.2003 till 31.12.2004***

Name: ***Russia (Ufa)***
Location: ***Ufa***
Postal Address: ***45 Verkhne-Torgovaya sq., Ufa 450056,Baskhkortostan Republic.***
Head: ***Kuznetsov Andrey Victorovitch***
Opened: ***1 March 2000***
Power of Attorney valid: ***from 01.04.2004 till 31.12.2004***

Name: ***Russia (Nizhnevartovsk)***
Location: ***Nizhnevartovsk***
Postal Address: ***11 Omskaya st., Nizhnevartovsk 628606, Tyumen region, Khanty-Mansiisk Autonomous Region.***
Head: ***Antonov Mikhail Alexandrovich***
Opened: ***16 April 1999***
Power of Attorney valid: ***from 29.12.2003 till 31.12.2004***

Name: ***Russia (Cheliabinsk)***
Location: ***Cheliabinsk***
Postal Address: ***90 Svoboda st.,Cheliabinsk 454091.***
Head: ***Kirgizov Yuri Feodorovich***
Opened: ***9 August 2000***
Power of Attorney valid: ***from 29.12.2003 till 31.12.2004***

Name: ***Canada (Toronto)***
Location: ***Toronto***
Postal Address: ***1 QUEEN STREET, EAST TORONTO, ONTARIO, CANADA***
Head: ***Turovtsev Andrei Victorovich***
Opened: ***30 November 1998***
Power of Attorney valid: ***from 29.01.2002 (permanent)***

Name: ***Byelorussia***
Location: ***Minsk***
Postal Address: ***25, office 101, Ya. Kupala st., Minsk220030.***
Head: ***Sushko Alexandr Vasiliyevich***
Opened: ***16 April 2001***
Power of Attorney valid: ***from 12.04.2001 (permanent)***

Name: ***Russia (Astrakhan)***
Location: ***Astrakhan***
Postal Address: ***12 Lenin st., Astrakhan 414000.***
Head: ***Zaitsev Sergei Feodorovich***

Opened: *1 August 2001*
Power of Attorney valid: ***from 29.12.2003 till 31.12.2004***

Name: ***Serbia and Monte Negro***
Location: ***Belgrade***
Postal Address: ***11000 BELGRADE BRACE JUGOVICA 21***
Head: ***Smirnov Vadim Valentininovitch***
Opened: ***1 August 2001***
Power of Attorney valid: ***from 21.03.2003 (permanent)***

Name: ***Egypt (Khurgada)(Operations suspended, Order # 157 of 23.04.2004)***
Location: ***Khurgada***
Postal Address: ***7, TL MINA STREET, HURGADA, EGYPT***
Head: ***Shilov Alexei Vladimirovich***
Opened: ***15 January 2000***
Power of Attorney valid: ***from 10.04.2003 (permanent)***

Name: ***Russia (Irkutsk)***
Location: ***Irkutsk***
Postal Address: ***27, office 107, Stepana Razina st., Irkutsk 664025.***
Head: ***Podvesko Viktor Vasiliyevich***
Opened: ***18 March 1999***
Power of Attorney valid: ***from 08.01.2004 till 31.12.2004***

Name: ***Russia (Norilsk)***
Location: ***Norilsk***
Postal Address: ***7 Krasnoyarskaya st., Norilsk 663300.***
Head: ***Kulizneva Valentina Antonovna***
Opened: ***12 September 2002***
Power of Attorney valid: ***from 01.04.2004 till 31.12.2004***

3.2. Issuer's Regular Economic Activities

Information under this paragraph shall not be presented in the report for the 4th Quarter.

3.2.1. Main Types of Products (Works, Services)

Information under this paragraph shall not be presented in the report for the 4th Quarter.

3.2.2 Practices regarding working capital and resources

JSC "Aeroflot" policies regarding working capital is formed by the goal of forming working capital, which provides for financial stability and constant flow of material stores for business activity.

Analysis of working capital status includes:

- study of dynamics of the structure of working capital;
- analysis of structure of basic operational stores;
- supply of material resources for production program, split by days;
- analysis of turnover of circulating assets, operational resources inclusive;
- analysis of calculations (accounts payable/accounts receivable, being one of basics of circulating assets)

3.2.3 Raw Materials

1. Sources of raw materials for basic operations of the Issuer.

For fuelling of aircraft of the Issuer the following aviation fuel brands are used:

Abroad – JET A-1 of basic modifications: ASTM D 1655, DERD 2494/
Home – TC-1 (PT) to the State Standard 10227-86.

2. Main suppliers to the Issuer.

Abroad – British Petroleum (BP).
Home – Lukoil Company.

Fuelling Price Fluctuations, December 2004

Region	Month reported	Previous month	+/-%
Sheremetyevo, price "to the wing" Ruble/ton, VAT excluded	12494.0	11892	5.0
Airports abroad, $, $/t	540.3	558.5	-3.3
Airports, Russia, price "to the wing" Ruble/ton, VAT excluded	13164.4	12214	7.8
CIS airports, $/t	553	539.2	2.6

Volume of fuel purchases, thousand tons, December 2004

Region	Reported month	Previous month	+/-%
Sheremetyevo	53.3	58.65	-9.1
Foreign airports	33.5	29.1	15.1
Russian airports	14.4	16	-9
CIS airports	2.8	2.6	7.7
Fuelling of own park	100.94	106.35	-5.1
Sheremetyevo sales to other airlines	3.06	3.15	-2.8

Price forecast for January 2005

Foreign airports. Decrease of fuelling prices 8-10% due to decrease in quotations on fuel markets.
CIS airports. Decrease of fuelling prices 1-2%
Russian airports, Sheremetyevo inclusive.
In Russian airports growth – 6-8 %, Sheremetyevo – 3-5% growth. Forecast increase in Russia and Sheremetyevo due to the following factors:

- deficit on Russian fuel market when a greater percent of petroleum refining goes for diesel against kerosene;
- further price increase of kerosene under conditions of monopolization of fuel market.

Market prices long-term forecast
Source: Morgan Stanley from January 13, 2005

	February 2005	March 2005	April 2005	2nd Quarter 2005	3rd Quarter 2005
*IPE Brent ($/bbl)**	43.52	43.32	43.04	42.77	41.94
*Jet CIF NEW ($/t)***	432.17	432.20	429.99	428.15	426.82
*Jet FOB Rott ($/t)****	430.17	430.20	428.99	427.15	425.82

* Quotations of stock exchange for financial futures for Brent for the mentioned period on IPE (London);
** monthly average of quotations for aviation kerosene on the market CIF NWE;
*** monthly average of quotations for aviation kerosene on the market FOB Rott

Source: Jet Fuel Intelligence January 7, 2005

European Quarterly Jet Fuel Swaps Quotes
(Bid/Offer Range In $/Ton. C.i.f. NWE)
Q Chg.Jan.7 Dec.22
Q1'05 - 29.25 422.50-424.50 451.75-453.75
Q2'05 – 19.50 419.00-421.00 438.50-440.50
Q3'05 - 17.50 417.25 – 419.25 434.75-436.75
Q4'05 - 17.00 422.50-424.50 439.50-441.50

Source: ICAP, London, Phone: 44-207-532-4080

3.2.4. Issuer's Joint Operations

Information of Affiliated Companies of JSC "Aeroflot" with third party investments (January 1, 2005)

Full and Brief Name	Investments (Rubles)	Investment Goals	Financial Results, First Quarter, 2004 (thousand Rubles)	Financial Results, Second Quarter, 2004 (thousand Rubles)	Financial Results Third quarter 2004 (thousand Rubles)
Public Corporation "Insurance Company Moscow" IC "Moscow"	45 688549.50	Insurance services for JSC "Aeroflot" and its affiliations, for profit organization	- 49 695	1473	94
Close Corporation "Aeromar" ZAO "Aeromar"	28050	On-board catering, food and beverages supplies for JSC "Aeroflot" flights, for profit organization	4254	65805	125676
Public Corporation "Aeroflot-Don" JSC "Aeroflot-Don"	167720260	Air transportation, jointly with JSC "Aeroflot", for profit organization	855	1994	2663

3.3 Issuer's Plan of Future Business Activity

"Aeroflot" intends to strengthen its leading position in the civil aviation market of the Russian Federation, primarily by expanding its presence in the domestic market and in the market of air transportation between Russia and the CIS countries. It means the increase of frequencies on the existing routes as well as on new routes. The strategic goal is to increase its domestic market share up to 30%.

In the market of international passenger transportation further development of the Company requires joining one of international alliances SkyTeam, and attracting transit passenger flows from Russian regions abroad as well as from Asia to Europe or America and back, increasing Aeroflot share of higher class passengers transportation.

Construction of a new Terminal. Existing terminal capacities of Sheremetyevo airport are limited and prevent further development of traffic activity of the Company. That is why "Aeroflot" initiated new terminal construction project - "Scheremetyevo-3". Construction of a new terminal will help to turn the airport into a hub which will considerably facilitate transfer passenger traffic through the airport. The Company plans to put the terminal "Scheremetyevo-3" into operation by 2007.

Restructuring the aircraft fleet. "Aeroflot's" strategy in the field of upgrading its fleet makes provision for optimization of aircraft types and size depending on the routes, and decrease of the number of types of families of operating aircraft from 10 to 4 with the goal to control costs and to shift to modern fuel efficient and more comfortable types of aircraft.

Product Improvement. "Aeroflot" will continue improvement of its product by further unification, accentuating the segment of highly profitable passengers. The Company plans to turn to a two-class set-up of aircraft with an improved business class service. The new service concept tested on a number of pilot directions will be expanded to all flights. The Company plans to develop "Aeroflot-Bonus" program stimulating regular clients and integrating it into the programs of other air-carriers as well as of the companies working in banking, hotel and tourist business.

Increase of economic efficiency. "Aeroflot" will strive for competitiveness in the costs efficiency by optimizing business and labor productivity. Considerable attention will be paid to automation of management systems and setting up management control by introduction of modern solutions in information technologies.

"Aeroflot" intends to considerably improve efficiency of sales by developing its own network of sales and turn over a new system of booking of passenger transportation – SabreSonic. Economic effect will come to 10-20 million dollars of annual extra revenue.

3.4 Affiliated and Subsidiary Companies of the Issuer

Name: ***"Alt Reise Buro", JSC***
Location: ***Denmark, Copenhagen***
Postal Address: ***Denmark, DK-1620, Copenhagen, Vesterbrogate 6D***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" – single founder.
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***Tourism***
Positioning of the Company in the Issuer's Business Activity: ***Investments.***

Name: ***'Aeroflot Leasing", Affiliated Company***
Location: ***Moscow***
Postal Address: ***127006, Moscow, Malaya Dmitrovka, 24 -2***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" – single founder.

Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***Purchasing and sales of aviation equipment, spare parts and ground equipment.***
Positioning of the Company in the Issuer's Business Activity: ***Investments.***

Name: ***Closed Corporation "Sherotel", Affiliated Company.***
Location: ***Moscow Region, Khimki District***
Postal Address: ***141400, Moscow Region, Khimki District, Sheremetyevo-2, building 3***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" – single founder.
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***hotel accommodation, office spaces for rent.***
Positioning of the Company in the Issuer's Business Activity: ***Accommodation of JSC "Aeroflot" flight crews, office space for rent, investments.***

Name: ***JSC "Terminal"***
Location: ***Moscow Region, Khimki District***

Postal Address: ***141400, Moscow Region, Khimki District, Sheremetyevo-2, building 3***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" – single founder.
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***Organization and implementation, if needed together with third parties as subcontractors or executors, of project design, construction, start-up of a new Terminal.***
Positioning of the Company in the Issuer's Business Activity: ***Investment.***

Name: ***"Social Programs Fund"***
Location: ***Moscow***
Postal Address: ***117049, Moscow, Krymski Val, 8***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" – single founder.
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***Assignation to individuals or legal entities of property on gratis or privileged terms, not for profit operations, services***
Positioning of the Company in the Issuer's Business Activity: ***Social help for JSC "Aeroflot" employees.***

Name: ***Closed Corporation "Aeroflot Plus", Affiliated Company***
Location: ***Moscow***
Postal Address: ***125167, Moscow, Leningradski prospect, 37, bld.5***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" – single founder.
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***air transportation services of high comfort and service (elite air transportation***
Positioning of the Company in the Issuer's Business Activity: ***Investments.***

Name: ***High Commercial School "Aviabusiness", Private Educational Organization***
Location: ***Moscow***
Postal Address: ***A-493, GSP-3, 125993, Moscow, Kronshtadski blvd, 20***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" – single founder.
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***Training of air carriers' representatives for business abroad***

Positioning of the Company in the Issuer's Business Activity: ***Training of JSC "Aeroflot" representatives***

Name: ***"Tris Travel SRL", Affiliated Company***
Location: ***Italy, Rome***
Postal Address: ***32, Labikana, Rome, 00184 Rome***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" – single founder.
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***passenger and cargo transportation sales, tourism***

Positioning of the Company in the Issuer's Business Activity: ***Investment.***

Name: ***"Aeroflot Riga Ltd", Affiliated Company***
Location: ***LV-1050, Latvia, Riga, Gertrudes Str. 6-1***
Postal Address: ***LV-1050, Latvia, Riga, Gertrudes Str. 6-1***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" – single founder.
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***ticket sales, accommodation of JSC "Aeroflot" flight crews***
Positioning of the Company in the Issuer's Business Activity: ***Investment.***

Name: ***JSC Insurance Company "Moskva", Affiliated Company***
Location: ***Moscow***
Postal Address: ***109004, Moscow, Nikoloyamskaya Str. 40/22, bld.4***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" holds 94,9% of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***98,7%***

Type of activity: ***insurance transactions with individuals and legal entities***
Positioning of the Company in the Issuer's Business Activity: ***Investments.***

Name: ***"Social Partner", non-governmental retirement fund. Affiliated company.***
Location: ***Moscow***
Postal Address: ***125130, Moscow, Leningradski prospect, 29, office 105***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" holds 78,9% of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***78,9%***
Type of activity: ***Non-governmental pension fund.***
Positioning of the Company in the Issuer's Business Activity: ***Additional pension service to JSC "Aeroflot" employees.***

Name: ***"Aeromar" Ltd. Affiliated company.***
Location: ***Moscow Region, Khimki District***
Postal Address: ***141400, Moscow Region, Khimki District, Sheremetyevo airport***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" holds 51 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***51 %***
Type of activity: ***Cabin catering, production and supply of food and beverages for Russian and Foreign air carriers on the territory of the Russian Federation and abroad***
Positioning of the Company in the Issuer's Business Activity: ***Food and beverages supply, on board catering of JSC "Aeroflot" flights.***

Name: ***JSC "Aeroflot-Don".***

Location: ***Russian Federation, Rostov-on-Don***
Postal Address: ***Russian Federation, 344009, Rostov-on-Don, Sholokhov prospect, 272***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" holds 51 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***51 %***
Type of activity: ***Regular and charter Domestic and International air transportation***
Positioning of the Company in the Issuer's Business Activity: ***Air transportation, Joint operations with JSC "Aeroflot"***

Name: ***JSC "Aeroflot-Nord".***
Location: ***Russian Federation, Arkhangelsk***
Postal Address: ***Russian Federation, 163053, Arkhangelsk, Airport Talagy***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" holds 51 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***51 %***
Type of activity: Commercial a***ir transportation of passengers, luggage, cargo, mail over international and domestic air under RF Air Code and other regulatory acts of RF and the Company transportation***
Positioning of the Company in the Issuer's Business Activity: ***Air transportation, including Joint operations with JSC "Aeroflot"***

Name: ***Close Corporation "Aeroport Moskva". Subsidiary company.***
Location: ***Moscow Region, Khimki District***
Postal Address: ***103340, Moscow Region, Khimki District, Sheremetyevo-1 airport***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" holds 50 % of the Company shares. Main share holding among three founders.
Issuer's share in the Authorized capital of the legal entity: ***50 %***
Activity status: ***Passenger, cargo servicing, technical and commercial Service of aircraft on airfields.***
Positioning of the Company in the Issuer's Business Activity: ***Handling operations for JSC "Aeroflot"***

Name: ***"Editorial Office Aeroflot-Press"***
Location: ***Moscow***
Postal Address: ***129110, Moscow, Prospekt Mira, 69***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 50 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***50 %***
Type of activity: ***Publishing, printing and distribution of newspaper and other printed matter***
Positioning of the Company in the Issuer's Business Activity: ***Investments***

Name: ***Close Corporation "D.A.T.E." (Delta Aeroflot Travel Enterprise Inc – D.A.T.E.)***
Location: ***Moscow***
Postal Address: ***101000, Moscow, Arkhangelski Pereulok, 7, office 5***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 50 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***50 %***
Type of activity: ***Airport services, ground support and other aviation services On the territory of International Airport "Scheremetyevo-2"***

Positioning of the Company in the Issuer's Business Activity: ***First Class passenger Service in "Scheremetyevo-2" Airport.***

Name: ***"AM-Terminal" Ltd***
Location: ***Moscow***
Postal Address: ***124340, Moscow, airport Scheremetyevo-2***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 49 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***49 %***
Type of activity: ***Passenger, cargo service, technical and commercial Service of air craft, ground technical and commercial Service of air craft on airfields***
Positioning of the Company in the Issuer's Business Activity: ***Investments***

Name: ***Transnautic Aero GMBH***
Location: ***Germany, Kelsterbach***
Postal Address: ***65451, Germany, Kelsterbach, Kleiner Karnvet, 26-28***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 49 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***49 %***
Activity status: ***sales and bookkeeping of air transportation***
Positioning of the Company in the Issuer's Business Activity: ***Investments***

Name: ***"Aeromash – Aviation Security" Inc***
Location: ***Moscow***
Postal Address: ***124340, Moscow, International airport Sheremetyevo, P.O.Box 60***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 45 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***45 %***
Type of activity: ***Preflight checks of passengers, crew, personnel, cabin baggage, hold baggage, cargo, mail and on board supplies. Preflight checks of aircraft.***
Positioning of the Company in the Issuer's Business Activity: ***Aviation security of passengers and aircraft of JSC "Aeroflot"***

Name: ***"Inter-Terminal" Ltd, Subsidiary Company.***
Location: ***Moscow Region, Khimki District***
Postal Address: ***141400, Moscow Region, Khimki District airport Scheremetyevo-2, building 3***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 40,05% of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***40,05%***
Type of activity: ***Management of transport and other enterprises***
Positioning of the Company in the Issuer's Business Activity: ***Investments***

Name: *"Aerofirst" Inc, Subsidiary Company.*
Location: ***Moscow***
Postal Address: ***124340, Moscow, International airport Sheremetyevo***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 33,3 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: *33,3 %*
Type of activity: ***Duty-free shops in Scheremetyevo-1 and Scheremetyevo-2 airports***
Positioning of the Company in the Issuer's Business Activity: ***Investments***

Name: ***"Fueling Company" Inc, TZK Inc. Subsidiary Company.***
Location: ***Moscow***
Postal Address: ***124340, Moscow, International airport Sheremetyevo***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 31 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: *31 %*
Type of activity: ***Combustive lubricating materials, filling of aircraft, aviation and ground equipment and vehicles***
Positioning of the Company in the Issuer's Business Activity: ***Filling of JSC "Aeroflot" aircraft.***

Name: ***"Fueling Complex Sheremetyevo" Inc, Subsidiary Company.***
Location: ***Moscow***
Postal Address: ***124340, Moscow, International airport Sheremetyevo***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 31 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: *31 %*
Type of activity: ***Combustive lubricating materials, filling of aircraft, aviation and ground equipment and vehicles***
Positioning of the Company in the Issuer's Business Activity: ***Fuelling of JSC "Aeroflot" aircraft.***

Name: ***JSC "Sheremetyevo-3". Subsidiary Company. (Company liquidated 24.11.2004)***
Location: ***Moscow***
Postal Address: ***124340, Moscow, International airport Sheremetyevo***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 31 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: *31 %*
Type of activity: ***Airport services***
Positioning of the Company in the Issuer's Business Activity: ***Investments***

Name: ***"Aerotour Inc ". Subsidiary Company.***
Location: ***Moscow***
Postal Address: ***125565, Moscow, Leningradskoye Shausse, 80, bld.1***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 25 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: *25 %*

Type of activity: ***Tourism to Russia and other countries, passenger and cargo transportation***
Positioning of the Company in the Issuer's Business Activity: ***Investments.***

Name: ***"Aeroimp Ltd ". Subsidiary Company.***
Location: ***Moscow***
Postal Address: ***125167, Moscow, Leningradski prospect, 37, bld.9***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 25 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: *25 %*
Type of activity: ***Maintenance, reconstruction, construction, equipment, repairs, rehabilitation of hotel complexes, offices, flats other objects***
Positioning of the Company in the Issuer's Business Activity: ***Investments.***

3.5 Composition, structure and value of the Issuer's fixed assets, information on planed purchasing, replacement, retirement of fixed assets and other facts of encumbrance of the Issuer's fixed assets

3.5.1 Composition of aircraft fleet of JSC "Aeroflot

Aircraft Type	Number of aircraft as of December 31, 2004		
	Total	Including	
		Own	Leased (not in the balance sheet)
IL-96-300	6	6	-
IL-62M	1	1	-
IL-86	11	11	-
TU-154 M	26	23	3
TU-134	14	12	2
Total, domestic made aircraft	**58**	**53**	**5**
B-767-300ER	6	-	6
B-777-200	2	-	2
A-310*	3	-	3
A-319	8	-	8
A-320	7	-	7
A-321	3		3
DC-10-40F	4	-	4
Total foreign made	**33**		**33**
	89	**53**	**38**

* Only one A 310 aircraft is currently in operation, the others 2 are in the process of repossession by the owner.

During the 4th quarter:

- put into operation:
  - A321 MSN 2330 VP-BWN (17.11.2004) – finance leasing;
  - A321 MSN 2337 VP-BWO (19.11.2004) – finance leasing;
  - A321 MSN 2342 VP-BWP (26.11.2004) – finance leasing;
  - Ty-154M serial № 92A917 (31.12.2004) – purchase.
  - Ty-154M serial № 92A922 (15.12.2004) – purchase.

- Ty-154M serial № 92A942 (15.11.2004) – purchase.

- returned to the lessor:

  - A310 MSN 646 (11.10.04); A310 MSN 592 (23.11.04).

3.5.2. Fixed Assets

After 01.01.2002 (thousands rubles.)

№	Name of Fixed Assets group	Full value as of 01.01.2002	Residual value as of 01.01.2002	Full value as of 01.01.2003	Residual value as of 01.01.2003	Full value as of 01.01.2004	Residual value as of 01.01.2004	Full value as of 01.04.2004	Residual value as of 01.04.2004
1	Buildings	667 460	548 765	857691	730 226	1 066 998	954 263	1 074 218	955341
2	Constructions	12 194	10298	18635	16252	89242	68234	90739	68413
3	Machinery and equipment	966 063	702 138	1 148815	769 763	1 269 634	793 779	1 563 424	1 047212
4	Transportation means	367715	225 900	372 424	199642	414714	220 343	423 467	219757
5	Production and household equipment	152 710	104484	237719	121 447	276 590	144333	281 918	144771
6	A/c hulls	3 241 892	376405	3 132662	381 599	2941 992	355 602	2900921	340131
7	A/c engines	6038914	1 644 205	5636230	1 197707	4 738 572	823 998	4 679 000	746 157
8	Perennial planting	187	127	10994	10929	10994	10924	10994	10924
9	Other	54 120	29283	105819	48276	101 359	62 190	101 915	64957
	TOTAL:	**11501 255**	**3 641 605**	**11 520 989**	**3475841**	**10910095**	**3 433 666**	**11 126596**	**3 597 663**

№	Name of Fixed Assets group	Full value as of 01.07.2004	Residual value as of 01.07.2004	Full value as of 01.10.2003	Residual value as of 01.10.2004
1	Buildings	1 073 356	938 842	1 075 800	944 175
2	Constructions	93 957	70 306	99 248	74 023
3	Machinery and equipment	1 587 196	1 037 867	1 627 131	1 026 065
4	Transportation means	434 954	223 485	445 341	227 970
5	Production and household equipment	285 940	147 850	246 873	119 899
6	A/c hulls	2 748 501	316 351	2 355 105	293 759
7	A/c engines	4 636 511	676 769	4 441 693	602 872
8	Perennial planting	10 807	10 807	10 807	10 807
9	Other	103 629	65 527	146 934	97 950
	TOTAL:	**10 974 851**	**3 487 804**	**10 448 932**	**3 397 520**

CHAPTER IV. Information on Financial and Business Activities of the Issuer

Information contained in items 4.1 and 4.2 is not provided in the Report for the 4th quarter.

4.1. Results of Financial and Business Activities of the Issuer

4.1.1 Profit and Loss

№	Indicator Description	Calculation method	1st quarter 2004	1st half of 2004	9 months 2004
1	Revenue, thousands rubles	Total revenue from sales of goods, products, works and services	9 986 470	25 079 446	39 580 416
2	Gross income, thousands rubles	Income (income from sales) – cost of production of goods, products, works and services sold (except commercial and administrative expenses)	621 504	4 711 572	6 859 291
3	Net profit (undistributed profit (uncovered loss), thousand of rubles	Profit (Loss) from regular activities + extraordinary income – extraordinary expenses	-422 486	3 224 381	4 332 014
4	Labor productivity, thousand rubles/man	Returns (returns from sales) / average list number of employees (workers)	682	1 705	
5	Yield on capital investments, %	Returns (returns from sales) / value of fixed assets	277,582%	719,061%	1 164,980%
6	Assets profitability, %	Net profit / balance value of assets	-1,974%	13,758%	18,960%
7	Own capital profitability, %	Net profit/ (capital and reserves – targeted financing and earnings + income of future periods – own shares redeemed from shareholders)	-3,947%	23,209%	30,130%
8	Production (sales) profitability, %	Income from sales / gross / earnings (earnings from sales)	-4,928%	8,795%	7,840%
9	Sum of uncovered loss at the reporting period date, thousand rubles	Uncovered loss of previous years + uncovered loss of the reporting year	422 486	0	0
10	Relation of outstanding loss at the reporting period date and balance sheet value	Sum of outstanding loss at the reporting period date / assets balance value (balance value)	0,020	0	0

4.2. Issuer's liquidity

№2.	Indicator Description	Calculation method	1st quarter of 2004	1st half of 2004	9 months 2004
1	Own circulating assets, thousand rubles	Capital and reserves (less own shares redeemed from shareholders) – targeted investments and earnings + income of future periods – non-circulating assets – long term receivables	3 871 139	7 145 124	7 518 297
2	Factor of financial dependency	Long term liabilities + short term liabilities (excluding income of future periods) / capital and reserves (less own shares redeemed from shareholders) – targeted investments and earnings + income of future periods	1,000	0,687	0,589
3	Factor of own assets autonomy	Capital and reserves (less own shares redeemed from shareholders) – targeted investments and earnings + income of future periods / non-circulating assets + circulating assets	0,500	0,593	0,629
4	Provisioning of stocks by own circulating means	Own circulating means / stocks	1,545	3,072	2,869
5	Index of Permanent assets	Non-circulating assets + long term receivables / capital and reserves (less own shares redeemed from shareholders) - targeted investments and earnings + income of future	0,638	0,486	0,477
6	Current liquidity factor	Circulating assets – long term receivables / short term liabilities (excluding income of future periods)	1,518	1,902	2,152
7	Quick liquidity factor	(Circulating assets - stocks – value added tax on purchased values – long term receivables) / short term liabilities (income of future periods not included)	1,224	1,602	1,757

4.3 Size, Structure and Sufficiency of Issuer's Capital and Circulating Assets

4.3.1 Size and Structure of Issuer's Capital and Working Capital

Information on the Company authorized capital.
a) Size of the Issuer's authorized capital (rubles): **1 110 616 299**

b) Division of the authorized capital by shares category:
Ordinary shares:
total amount (rubles): **1 110 616 299**
share in the authorized capital: **100%**
Preferred shares:
total amount (rubles): **0**
share in the authorized capital: **0%**

c) Reserved fund was created in accordance with the charter documents in the amount of **277 654 thousand rubles**

4.3.2 Sufficiency of the capital and working capital of the Issuer

№	Indicator Description	Calculation method	1st quarter of 2004	1st half of 2004	9 months 2004
I.	**Capital amount and structure**				
1	Issuer's Charter capital amount, and correspondence of Issuer's Charter capital with Issuer's Charter documents, thousand rubles	Line 410 of accounting balance sheet	1 110 616	1 110 616	1 110 616
2	Total value of Issuer's shares, redeemed by the Issuer for further resale (transfer) with indication of such shares percentage of the total Issuer's shares (charter capital) distribution, thousand rubles	Line 411 of accounting balance sheet	0	0	0
3	Issuer's Reserve capital amount accumulated by allocations from Issuer's profits, thousand rubles	Line 430 of accounting balance sheet	277 654	277 654	277 654

4	Issuer's additional capital amount reflecting the growth of assets value revealed by the results of revaluation, and the amount of the difference between the market price (distribution price) and denomination price of the Company shares as the result of sales of shares at the price higher than the denomination price, thousand rubles	Line 420 of accounting balance sheet	3 673 798	3 652 117	3 508 343
5	Amount of Issuer's undistributed net profit, thousand rubles	Line 470 of accounting balance sheet	5 632 272	8 827 449	9 454 523
6	Amount of Issuer's targeted investments including amounts of means allocated for implementation of special purpose measures, means obtained from other organizations and persons, State budget organizations and others, thousand rubles	Line 460 of accounting balance sheet	0	0	0
7	Issuer's total amount of capital, thousand rubles	Line 490 of accounting balance sheet	10 694 340	13 867 836	14 351136
II.	**Amount and structure of circulating assets**				
1	Stocks, thousand rubles	Line 210 of accounting balance sheet	2 505 706	2 326 192	2 620 898
2	Value added tax on purchased values, thousand rubles	Line 220 of accounting balance sheet	308 343	301 790	317 691
3	Long term receivables, thousand rubles	Line 230 of accounting balance sheet	2 686	0	0
4	Short term receivables, thousand rubles	Line 240 of accounting balance sheet	10 453 899	10 908 815	11 640 592
5	Short term investments, thousand rubles	Line 250 of accounting balance sheet	7 222	9 393	9 393
6	Money means, thousand rubles	Line 260 of accounting balance sheet	1 295 170	3 141 896	1 398 678

7	Other circulating assets, thousand rubles	Line 270 of accounting balance sheet	0	0	0
III.	**Capital sufficiency**				
1	Relation of outside funds to capital and reserves, %	(see item 2.1.)	100,136%	68,993%	59,010%
2	Relation of the amount of short term liabilities to capital and reserves, %	(see item 2.1.)	89,871%	63,451%	51,750%
IV.	**Circulating assets sufficiency**				
1	Turnover of receivables, times	(see 2.1.)	0,955	2,299	3,400
2	Amount of day average operating expenses for the latest completed quarter preceding the end date of the latest reporting quarter, thousand rubles	(lines 070 + 100 of the Statement on profit and losses for the latest completed quarter preceding the end date of the latest reporting quarter) / 90 days	9 834	2 362	4 055
3	Circulating assets sufficiency to cover current operating expenses	Circulating assets (line 290 of balance sheet) / PROJECTION of operating expenses for servicing indebtedness during next quarter			

4.3.3 Money Means

For the 1st quarter of 2005
Repayment of bank credits – 37.0 million USD paid from own from own funds
Payment of percent interests on credits – 544 thousand USD paid from own menas
Demand of money means – 150 million USD by drawing bank credits
There are no reminders at arrested bank accounts.

There is no indebtedness accrued at the bank card-index file

4.3.4. Issuer's Financial Investments

Issuer's financial investments amounting to 10 and more per cent of its overall financial investments as of 30.09.2004

Investments into securities

Full and abbreviated name of a financial investment recipient	Place of location	State registration numbers	Number of securities in possession of JSC "Aeroflot"	Par value of securities	Balance value of securities	Amount of declared dividend (in the current or previous year)
Joint Stock Company "FRANCE TELECOM"	France, 75505 Paris, Plas de Allero, 6	FR0000133308	Ordinary non-documented, payable to bearer shares 511 992	2 047 968 Euro 73 705 549,13 rubles (exchange rate as of 30.09.04 1 Euro = 35.9896 Rbl)	10 270 559,52 Euro 369 633 328,90 Rbl. (Exchange rate as of 30.09.04 1 Euro = 35,9896 Rbl.)	For 2003: 0.25 euro per 1 share

ZAO «Sherotel» - loans given

Full and abbreviated name of the object of a financial investment	Place of location	Taxpayer identification number	Amount of investment in per cent from the charter capital / money consideration	The order of income calculation / terms of payment
Closed Joint Stcok Company "Sherotel" ZAO «Sherotel»	141400 Moscow Region, Khimkinsky District, Shermetyevo-2, tenement № 3	7712014856	7 413 191%/ 1 096 410 962,39 Rbl. The amount of loan granted exceeds the Charter capital by 74 132 times	Rate 6-month LIBOR + 0,8125/ October 1st, 2016

4.3.5 Issuer's Intangible Assets

№	Name of the intangible assets group	1999		2000		2001	
		Full value	**Amount of depreciation charged**	**Full value**	**Amount of depreciation charged**	**Full value**	**Amount of depreciation charged**
1	Intellectual property objects (exclusive rights for benefits of intellectual property)	-		-		77	
2	Administrative expenses	-		-		-	
3	Company business standing	-		-		-	
4	Others	72 386		140 766		111 074	
	Total:	**72 386**	-	**140 766**	-	**111 151**	-

№	Name of the intangible assets group	2002		2003		1st quarter of 2004	
		Full value	**Amount of depreciation charged**	**Full value**	**Amount of depreciation charged**	**Full value**	**Amount of depreciation charged**
1	Intellectual property objects (exclusive rights for benefits of intellectual property)	2 534	283	4 409	505	4 409	181
2	Administrative expenses	-		-	-	-	-
3	Company business standing	-		-	-	-	-
4	Others	99 458	9 933	99 213	9 447	99 203	2 363
	TOTAL:	**101 992**	**10 216**	**103 622**	**9 952**	**103 612**	**2 544**

№	Name of the intangible assets group	1st half of 2004		9 months of 2004	
		Full value	Amount of depreciation charged	Full value	Amount of depreciation charged
1	Intellectual property objects (exclusive rights for benefits of intellectual property)	4 409	362	4 435	545
2	Administrative expenses				
3	Company business standing				
4	Others	99 124	4 716	105 955	7 066
	TOTAL:	**103 533**	**5 078**	**110 390**	**7 611**

4.4. Information on Issuer's policies and costs in the area of scientific and technical development, in relation to licenses and patents, new products and research

Development of information technologies

Application of advanced information technologies and communication systems is the foundation of a modern airline for its development and competitiveness.

JSC "Aeroflot" has introduced a number of measures aimed at optimization of costs of information technologies and communications:

- modernization of computer equipment in JSC "Aeroflot" representatives' offices has been carried out;
- transition to new techniques of access to "Gabrielle" data base has been implemented, cancelled a larger part of connections to the data transmission system SITATEX (telex communication) and channels 1024 and X.25 (from 2100 down to 92 lines);
- costs of services of global distributor systems have been reduced.

Implementation of the above allowed to reduce, without any detriment to the quality, the costs of computer equipment and communication channels maintenance by more than 6 million USD per year.

With the purpose of improving administrative recording "Aeroflot" has introduced recourse management system SAP/R3. Central accounting office, Accounting office of KNOP and DZD have been automated. Autoimmunization of warehouse record keeping in ATZ and all accounting subdivisions is planned.

Corporate automated documentation management system (CADMS) designed to facilitate and structure documentation turnover has been committed (787 work places, 1402 users in 44 subdivisions).

JSC "Aeroflot" continues to build up and improve information the technology component of its business. Next stage of implementing programs SABRE, AirMax and AirPrice designed to facilitate tariff and payload management has been completed. Programs SABRE FAM and APM designed for optimization of route network have passed testing operation stage. The system will be fully committed and is intended for use in forecasting passenger flows and assessment of network profitability. Proposed economic effect from introduction of APM is estimated at 10 to 12 million USD per year.

CHAPTER V. Detailed information on persons holding positions in the managing bodies, financial and business supervising bodies of the company and brief information about employees (workers) of the Issuer

5.1 Information on the persons holding positions in the Issuer's managing bodies

Members of the Issuer's Board of Directors (Supervising Council)

Chairman:

Ivanov Victor Petrovitch
Education: ***higher***

Positions held within the last 5 years:
Period: ***2000 – 2004***
Organization: ***Russian Federation President's Administration***
Activity: ***State service***
Position: ***Deputy Chief, Russian Federation President's Administration***
Period: ***2004 – now***
Organization: ***Russian Federation President's Administration***
Activity: ***State service***
Position: ***Assistant to the Russian Federation President***

Shares in the Issuer's Authorized Capital Stock: ***0%***
Shares in affiliate/subsidiary companies: ***none***

Members of the Board of Directors:

Okulov Valeri Mikhailovitch
Education: ***higher***

Positions held within the last 5 years:
Period: ***1997 – now***
Organization: ***JSC "Aeroflot"***
Activity: ***Transport***
Position: ***General Director***

Shares in the Issuer's Authorized Capital Stock: ***0.0025%***
Shares in affiliate/subsidiary companies: ***none***

Antonov Vladimir Nikolaevitch
Education: ***higher***

Positions held within the last 5 years:
Period: ***1995 – now***
Organization: ***JSC "Aeroflot"***
Activity: ***Transport***
Position: ***Deputy General Director***

Shares in the Issuer's Authorized Capital Stock: ***0.0004%***
Shares in affiliate/subsidiary companies: ***none***

Butrin Michail Robertovitch
Education: ***higher***

Positions held within the last 5 years:

Period: ***1998 – 1999***
Company: ***ZAO "UcB Capital"***
Activity: ***Finance***
Position: ***Director, Management of Corporate Finances***
Period: ***1999 - 2000***
Company: ***OOO "Consulting, Research, Restructuring"***
Activity:
Position: ***General Director***
Period: ***2000 – 2003***
Company: ***Moscow representative office of "Chechester Trading Ltd."***
Activity:
Position: ***Executive Director***
Period: ***2003 – 2004***
Company: ***AKB "National Reserves Bank"***
Activity: ***Banking***
Position: ***Vice-President***
Period: ***2004 – now***
Company: ***OOO "National Reserve Corporation"***
Activity:
Position: ***Deputy General Director***

Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Dushatin Leonid Alexevitch

Education: ***Higher***

Positions held within the last 5 years:

Period: ***1996 – 2002***
Organization: ***Fuel and Energy Complex***
Activity: ***Energy industry***
Position: ***Vice-President, Chief of the Administration***
Period: ***2002 – 2004***
Organization: ***AKB "National Reserve Bank"***
Activity: ***Banking***
Position: ***Deputy Chairman of the Board***
Period: ***2004 – now***
Organization: ***OOO "National Reserves Corporation"***
Activity:
Position: ***First Deputy General Director***

Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Kopeikin Michail Urievitch

Education: ***Higher***

Positions held within the last 5 years:

Period: ***1996 – 2003***
Organization: ***Administration of the Russian Federation Government***
Activity: ***State Service***

Position: *Chief, Economics and Property Management Department*
Period: *2003 – now*
Organization: *Administration of the Russian Federation Government*
Activity: *State Service*
Position: *Deputy Chief of the Administration*

Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Livitin Igor Evgenievitch

Education: ***Higher***

Positions held within the last 5 years:
Period: *1998 – 2004*
Organization: *ZAO "Severotrans"*
Activity: *Energy*
Position: *Deputy General Director*
Period: *2004 – now*
Organization: *Ministry of Transport of the Russian Federation*
Activity: *State service*
Position: *Minister*

Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Uvarov Alexey Konstantinovitch

Education: ***Higher***

Positions held within the last 5 years:
Period: *2000 – 2004*
Organization: *Ministry of Property Relations*
Activity: *State Service*
Position: *Chief of Machine Building and Metallurgy Property Section, Chief of Law Enforcement Ministries and Services, Department of Military Industrial Complex Property, Deputy Chief of the Department of Industry and Construction Property.*
Period: *2004 – now*
Organization: *Federal Agency for Federal Property Management*
Activity: *State Service*
Position: *Chief, Administrative Department*

Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Fedorov Alexey Victorovitch

Education: ***Higher***

Positions held within the last 5 years:
Period: *1985 – now*
Organization: *Federal Security Service (FSS)*
Activity: *State Service*
Position: *Deputy Chief of the FSS Department*

Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Shablin Vladimir Nikolaevitch

Education: ***Higher***

Positions held within the last 5 years:

Period: ***At present***
Organization: ***AKB "National Reserves Bank"***
Activity: ***Banking***
Position: ***Senior Vice-President***

Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Shipil Nikolay Vladimirovitch

Education: ***Higher***

Positions held within the last 5 years:

Period: ***1999 - 2000***
Organization: ***Air transport company "Pulkovo":***
Activity: ***Transport***
Position: ***Regional Representative in North European and Baltic Countries in Copenhagen***
Period: ***2000 - 2004***
Organization: ***State Transportation Company "Russia"***
Activity: ***Transport***
Position: ***General Director***
Period: ***2004 - now***
Organization: ***Federal Air Transport Agency***
Activity: ***Transport***
Position: ***Chief Executive Officer***

Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Issuer's sole and plural managing bodies and Issuer's officials.

The sole executive body and the members of plural executive body of the Issuer are:

Avilov Vasili Nikolaevitch

Education: ***Higher***

Positions held within the last 5 years:

Period: ***1997 – now***
Organization: ***JSC "Aeroflot"***
Activity: ***Transport***
Position: ***Head of Administration***

Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Antonov Vladimir Nikolaevitch

Education: ***Higher***

Positions held within the last 5 years:

Period: ***1995 – now***
Organization: ***JSC "Aeroflot"***
Activity: ***Transport***
Position: ***Deputy General Director***
Period: ***1999 – now***
Organization: ***JSC "Aerofirst. Subsidiary company***
Activity: ***Commerce***
Position: ***Member of the Board of Directors (Supervisory Counsel.) Eective office***
Period: ***1997 – now***
Organization: ***"Aeromash – Aviation Security" Ltd.. Subsidiary company***
Activity: ***Security***
Position: ***Member of the Board of Directors (Supervisory Council. Elective office***

Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Bachurin Evgeny Victorovitch

Education: ***Higher***

Positions held within the last 5 years:

Period: ***1999 - 2000***
Organization: ***JSC "Aeroflot – Russian International Airlines"***
Activity: ***Transport***
Position: ***Advisor to the First Deputy General Director on financial and commercial operations***
Period: ***2000 - 2001***
Organization: ***JSC "Aeroflot – Russian Airlines"***
Activity: ***Transport***
Position: ***Director, Department on Income Management***
Period: ***2001 - now***
Organization: ***JSC "Aeroflot – Russian Airlines"***
Activity: ***Transport***
Position: ***Commercial Director***
Period: ***2002 - now***
Organization: ***JSC "Alt Reisbureau"***
Activity: ***Services***
Position: ***Member of the Board of Directors (Supervising Council). Elective office***
Period: ***2003 - now***
Organization: ***ZAO "Aeromar"***
Activity: ***Catering supplies (food staffs)***
Position: ***Member of the Board of Directors (Supervising Council). Elective office***

Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Belykh Yuri Ilyich

Education: ***Higher***

Positions held within the last 5 years:

Period: ***1997– 2001***
Organization: ***"Transaero" Aviation Company***
Activity: ***Transport***
Position: ***Deputy General Director, maintenance operations***
Period: ***2001 - now***
Organization: ***JSC "Aeroflot – Russian Airlines"***
Activity: ***Transport***
Position: ***Chief Engineer, Technical Director – Chief of Aviation Technical Complex***

Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies – ***none***

Volymerets Anatoli Ivanovitch

Education: ***Higher***

Positions held within the last 5 years:

Period: ***1997 – 2002***
Organization: ***JSC "Aeroflot"***
Activity: ***Transport***
Position: ***First Deputy General Director, operations***
Period: ***2002 – now***
Organization: ***JSC "Aeroflot"***
Activity: ***Transport***
Position: ***Deputy Director, Training Center of Aviation Personnel, flight and cabin crews training.***

Shares in the Issuer's Authorized Capital Stock: ***0.0026%***
Shares in affiliate/subsidiary companies: ***none***

Gerasimov Vladimir Vladislavovitch

Education: *Higher*

Positions held within the last 5 years:

Period: ***1997 – 1999***
Organization: ***JSC "Aeroflot"***
Activity: ***Transport***
Position: ***Deputy Director, Department of Economics***
Period: ***1999 – now***
Organization: ***JSC "Aeroflot"***
Activity: ***Transport***
Position: ***Deputy General Director, Technical and Material Logistics***
Period: ***2000 – now***
Organization: ***ZAO "Toplivnaya Zapravochnaya Kompania" (Fueling Company) Ltd.. Subsidiary company***
Activity: ***Services***
Position: ***Member of the Board of Directors (Supervisory Counsel). Elective office***

Shares in the Issuer's Authorized Capital Stock: ***0.0025%***
Shares in affiliate/subsidiary companies: ***none***

Eliseev Boris Petrovitch

Education: ***Higher***

Positions held within the last 5 years:

Period: *1997 – 1999*
Organization: *Administration of the President of the Russian Federation*
Activity: *State Service*
Position: *Advisor, Deputy Department Head, Administration of the President of the Russian Federation*
Period: *1999 – 1999*
Organization: *JSC "Aeroflot"*
Activity: *Transport*
Position: *Deputy Director, Legal Department*
Period: *1999 – now*
Organization: *JSC "Aeroflot"*
Activity: *Transport*
Position: *Director, Legal Department*

Shares in the Issuer's Authorized Capital Stock: *0.000001%*
Shares in affiliate/subsidiary companies: *none*

Koldunov Alexander Alexandrovitch

Education: *Higher*

Positions held within the last 5 years:

Period: *1995– 2001*
Organization: *JSC "Aeroflot – Russian Airlines"*
Activity: *Transport*
Position: *Aircraft Commander (type) IL-86, IL-96-300*
Period: *2001 - now*
Organization: *JSC "Aeroflot – Russian Airlines"*
Activity: *Transport*
Position: *Chief of Flight Safety Inspection*

Shares in the Issuer's Authorized Capital Stock: *0.0025%*
Shares in affiliate/subsidiary companies: *none*

Okulov Valeri Mikhailovitch

Education: *higher*

Positions held within the last 5 years:

Period: *1997 – now*
Organization: **JSC "Aeroflot"**
Activity: *Transport*
Position: *General Director*

Shares in the Issuer's Authorized Capital Stock: *0.0025%*
Shares in affiliate/subsidiary companies: *none*

Osobenkov Oleg Mikhailovitch

Education: *Higher*

Positions held within the last 5 years:

Period: *1997 – 1999*
Organization: *KGB USSR – USSR Ministry of Defense – Federal Security Committee of the Russian Federation – Federal Security Counsel of the Russian Federation*
Activity: *State Service*

Position: *Officer*
Period: *1999 – now*
Organization: *JSC "Aeroflot"*
Activity: *Transport*
Position: *Deputy Director General of JSC "Aeroflot", Chief, Personnel Department*
Period: *2000 - now*
Organization: *ZAO "Toplivnaya Zapravochnaya Kompania" (Fueling Company) Ltd., subsidiary company*
Activity: *Service*
Position: *Member of the Board of Directors (Supervisory Counsel). Elective office*
Period: *2002 – now*
Organization: *Fund "Social Programs"*
Activity: *Administration*
Position: *Executive Director*

Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Poluboiarinov Mikhail Igorevitch

Education: *Higher*

Positions held within the last 5 years:

Period: *1997– 1999*
Organization: *Foreign Trade JSC "Avtoimport"*
Activity: *Finance*
Position: *Finance Director – Chief Accountant*
Period: *1999 – 1999*
Organization: *TC "Avtoimport" LTD*
Activity: *Management*
Position: *Executive Director*
Period: *1999 - now*
Organization: *JSC "Aeroflot – Russian Airlines"*
Activity: *Transport*
Position: *Deputy Chief Accountant, Chief Accountant, Deputy General Director, Finance & Planning*

Shares in the Issuer's Authorized Capital Stock: *0.0004%*
Shares in affiliate/subsidiary companies: *none*

Smirnov Vladimir Vladimirovitch

Education: *Higher*

Positions held within the last 5 years:

Period: *1997 – now*
Organization: *JSC "Aeroflot"*
Activity: *Transport*
Position: *Deputy General Director, Director, Traffic Ground Support Complex*
Period: *1997 – now*
Organization: *"Scherotel" Ltd, Affiliated Company*
Activity: *Hotel business*
Position: *Member of the Board of Directors (Supervisory Counsel). Elective office*
Period: *1998– now*
Organization: *ZAO "Date" Ltd, subsidiary company*
Activity: *Tourism*

Position: *Member of the Board of Directors (Supervisory Counsel). Elective office*
Period: *2001 – now*
Organization: *JV "Airport Moscow" Ltd., subsidiary*
Activity: *Service*
Position: *Member of the Board of Directors (Supervisory Counsel). Elective office*
Period: *2002 – now*
Organization: *ZAO "Aeromar" Ltd*
Activity: *Catering Supplies (foodstaffs)*
Position: *Member of the Board of Directors (Supervisory Counsel). Elective office*

Shares in the Issuer's Authorized Capital Stock: *0.0026%*
Shares in affiliate/subsidiary companies: *none*

Tulsky Stanislav Georgievitch

Education: *Higher*

Positions held within the last 5 years:
Period: *1999 - 2004*
Organization: *JSC "Aeroflot – Russian Airlines"*
Position: *Commander of Flight Unit of B-777/767 aircraft of Flight Complex, Director of Flight Complex*
Period: *2004 - now*
Organization: *JSC "Aeroflot – Russian Airlines"*
Position: *Deputy General Director, Management of Flight Operations – Director of Flight Complex*

Shares in the Issuer's Authorized Capital Stock: *0.0025%*
Shares in affiliate/subsidiary companies: *none*

The person carrying our functions of the sole executive body: *Okulov Valeri Mikhailovitch*

5.2 Information on the size of remuneration, benefits and/or compensation with regard to every administrative body of the Issuer.

The compensations paid to the members of the Board of Directors (Supervisory Council) and to other Issuer's officials.

The aggregate amount of remunerations paid to all persons listed in item 5.2 during the reporting period:
Salaries (rubles): *12 402 377.45*
Bonuses (rubles): *2 310 000*
Commissions (rubles): *350 897*
Other material benefits (rubles): *0*
Total (rubles): *15 063 274.45*

5.3 Information on the structure and powers of the corporate bodies responsible to monitor financial and business activities of the Issuer.

The supervision over the financial and business activity of the Company is the responsibility of the Company Board of Directors and its Auditing Committee, the Company Auditing Commission, Company Internal Auditing Service and statutory auditing organizations (Auditors) of the Company.

The existence of a special body – the Auditing Commission as well as the use of services of an independent auditing organization is required by the current legislation and their routine and powers are set forth in the Article 23 of JSC "Aeroflot" Articles of Incorporation. With the aim to organize internal monitoring the Service for internal auditing has been set up in the Company.

Information on the Internal Auditing Service:

The Internal Auditing Service was set up in accordance with the resolution of the Board of Directors of October 25, 1999 (Minutes №5) and Order of the General Director of November 4, 1999 №319. The Internal Auditing Service is operating under its Provisions and is a structural subdivision of JSC "Aeroflot". The Internal Auditing Service is headed by a Chief Officer who is appointed to this position and released from this position by the General Director of the Company and is subordinated directly to the General Director.

Currently the Chief Officer of the Internal Auditing Service is Mr.D.U.Galkin as appointed to the position by General Director's Order of 18 December, 2002 №32.68/Л. The Chief and more than 2/3 of the Service staff have higher education in economics (finances). The Chief's service record after the education he has is 16 years.

Main functions of the Internal Auditing Service:

The Internal Auditing Service carries out its functions on behalf of the Company management and Company owners. The main responsibilities of the Internal Auditing Service are:

- to further the consolidation of the efficiency and adequacy of the system of internal supervision of the Company;
- to monitor the integrity, adequacy and expedience of the operation, business, accounting and technical documentation and information submitted to the Company management and third parties;
- to further the consolidation of the efficiency of production, commercial, financial and other processes;
- to monitor the observation of the Company Articles of Incorporation and other regulatory documents by the Company subdivisions and employees.

Coordination between the Issuer's Internal Auditing Service and external audit:

The Internal Auditing Service cooperates with the Auditing Committee of the Board of Directors and the Auditing Commission of the Company. Cooperation with the external auditors is arranged within the framework of the rule (standard) on auditing activity "revision and use of internal auditing procedures".

Information about the availability of an internal document establishing rules for prevention of the use of restricted (insider's) information.

5.4 Information on persons holding positions in the corporate bodies responsible to monitor financial and business matters of the Issuer

GORBATCHIK TATYANA VLADIMIROVNA – Hold the position of the Director of the Russian Federation Ministry of Transportation. Born in 1970 in Alma-Ata. Has higher education. In 1992 graduated from Moscow Institute of Light Industry Technology with the specialty of "economist". In 1993 worked as 1st category expert in the Department of Budget Execution in the Ministry of Finances of Russia. From 1993 till 2004 hold positions of leading expert, senior cashier, chief cashier, deputy department chief and department chief in the Main Administration of the Federal Treasury of the Ministry of Finance of the Russian Federation. 1st class Counselor of the Russian Federation.

Share in the Issuer's Authorized Capital Stock: **none**
Share in affiliated and dependent companies: **none.**

DUNAIKINA ZINAIDA NIKOLAYEVNA – (Chairman of the Auditing Commission) – Chief of information and analytical department of the Operation Security Department of the JSC "Aeroflot". Born in Moscow in 1954. Has higher education. In 1977 graduated from Moscow State Institute of International relations. 1989 – 1998 worked as Economist of the Central International Agency of the JSC "Aeroflot". From 1998 – expert of the information and analytical section of the Department of Operations Security, from 2001 – Chief of the Department of Operations Security.

Share in the Issuer's Authorized Capital Stock: **0.00009%**
Share in affiliated and dependent companies: **none.**

TARASOV ALEXSEY EVGENIEVITCH – Chief of the Legal Department of OOO "National Reserve Corporation". Born in 1972. Has higher education. Graduated from the faculty of International Law of the Moscow State Institute of International Relations (MGIMO). Knows French and Spanish (fluently), English (spoken). In 1993 – 2000 worked in the position of Consultant in legal matters, Senior Consultant in legal matters, Chief of the Legal Department of "Konversbank". In 2000 – 20002 held the position of the Department of Reorganization of Business, Chief of the Department of Managing Financing and Crediting Investment Programs of Commercial Joint Stock Bank "INGOSSTRAH – Sojuz" and in 2002 – 2004 was Vice-President of Commercial Joint Stock Bank "National Reserve Bank" – Councilor to the Chairman of the Board of Directors of the Bank in legal matters.

Share in the Issuer's Authorized Capital Stock: ***none***
Share in affiliated and dependent companies: ***none.***

TOLMACHEV YURI VITALIEVITCH – Leading Expert of a Federal Agency on Federal Property Management Department. Born in 1960 in Sevastopol. Has higher education. Graduated from Leningrad Military Mechanical Institute in specialty "engineer in robototechnic systems". From 1994 till 1998 worked in TOO "Irbis N" in the position of Technical Director. From 1998 till 2004 worked in the Ministry of Property Relations of the Russian Federation in the position of Leading Specialist. Counselor of the State Service of 3rd class.

Share in the Issuer's Authorized Capital Stock: **none**
Share in affiliated and dependent companies: **none**

KHVOSTUNKOV ANDREI NIKOLAYEVITCH – Chief of Department of regulation of natural monopolies on transport of the Federal Energy Commission of Russia. Born in 1962 in Leningrad. Higher education. In 1985 graduated from Moscow Institute Of Civil Aviation Engineers, qualified radio engineer. In 2002 - Russian Academy of State Service, lawyer. In 1985 engineer in specialized assembly and start-up department "Aeroportspecmontaj". In 1985 – 1995 – military service. In 1995 – 1997 representative, Chief of Department of International air transportation "Air Company Korsar Ltd". In 1997 – Chief of air traffic sales department "Lanta Tour Voyage" Ltd. 1998 – 1999 – Chief of Airports Department, Deputy Head of the Department of Regulation of natural monopolies on transport operations of the Ministry of antimonopoly policy of the Russian Federation.

Share in the Issuer's Authorized Capital Stock: ***none***
Share in affiliated and dependent companies: ***none.***

5.5 Information on remuneration, privileges, and/or compensation of expenses of the corporate controlling body of financial and operational activities of the Issuer.

Wages or other remuneration to the members of the Auditing Commission are not provided and have not been paid.

5.6 Number and basic information on education and structure of employees of the Issuer, changes in number of employees (workers) of the Issuer

Position	End of 2003	1st Quarter 2004	2nd quarter 2004	3rd quarter 2004	4th quarter 2004
Average Number of employees, persons	14715	14642	14721	14754	14737

Employees' Ages and Education:

Index Description	2004,1st Quarter	2004, 2nd quarter	2004, 3rd quarter	2004, 4th quarter
Employees under 25 years of age, %	5.2	5.13	5.10	5.15
Employees, 25 – 35 years of age, %	23.7	23.45	23.32	23.18
Employees, 35 – 55 years of age, %	59.4		59.23	59.03
Employees over 55 years of age, %	11.7		12.35	12.64
Secondary, and/or complete general education, %	24.7		25.25	25.31
Elementary, and/or secondary vocational education, %	24.3		24.31	24.22
Higher professional education, %	50.05		49.49	49.53
Post graduate professional education, %	0.95		0.95	0.94

3. Employees of JSC "Aeroflot" created trade union organizations: JSC "Aeroflot" employees Trade Union; Sheremetyevo Air Stewards Trade Union; Sheremetyevo Air Crews Trade Union; Aviation Specialists Trade Union.

CHAPTER VI. Information on partners (shareholders) of the Issuer and transactions effected by the Issuer that were connected with specific interest

There have been no transaction involving specific interests.

6.1 Total Number of Shareholders of the Issuer

Total number of shareholders: **11537**

6.2 Shareholders holding no less than 5% of its Authorized Capital or no less than 5% of its ordinary shares, as well as information on shareholders of such entities, holding no less than 20% of Authorized Capital or no less than 20 % of their ordinary shares.

Name: ***Federal Agency for Federal Property Management*** Place: ***Moscow***
Postal Address: ***103685, Moscow, Nikolski per., 9***
Share in Issuer's Authorized Capital Stock: ***51,17%***
Shareholders holding no less than 25 % of the Authorized Capital Stock of the shareholder of the Issuer: ***none***

Name: ***Joint Stock Commercial Savings Bank of the Russian Federation (Public Corporation)***
Place: ***Moscow***
Postal Address: ***117997, Moscow, ul.Vavilova, 19***

Share in Issuer's Authorized Capital Stock: ***26.1 % (nominal shareholder)***
Shareholders holding no less than 25 % of the Authorized Capital Stock of the shareholder of the Issuer: ***none***

Name: ***Joint Stock Company "Deposit and Clearing Company"***
Place: ***Moscow***
Postal Address: ***115162, Moscow, ul. Shabolovka, 19, Bld. B***
Share in Issuer's Authorized Capital Stock: ***7,54% (nominal shareholder)***
Shareholders holding no less than 25 % of the Authorized Capital Stock of the shareholder of the Issuer: ***none***

6.3 Share held by the State or municipal bodies in the Authorized Capital of the Issuer, special rights ("Golden Share")

Name: ***FEDERAL AGENCY FOR FEDERAL PROPERTY MANAGEMENT***
Place: ***Moscow***
Postal Address: ***103685, Moscow, Nikolski per.,9***
Share in Issuer's Authorized Capital Stock: ***51,17%***
Shareholders holding no less than 25 % of the Authorized Capital Stock of the shareholder of the Issuer: ***none***
Special rights for participation of the Russian Federation, subject territories of the Russian Federation, municipal bodies in the management of the Issuer ("Golden Share"): ***not provided.***

6.4 Changes in the composition and participation of shareholders of the Issuer, holding no less than 5% of its authorized capital or no less than 5 % of its ordinary shares.

List of persons possessing no less than 5 % of authorized capital of JSC "Aeroflot" as of August 25, 2004

№	Full name / Name, Surname, Paternal name	Place of residence	Type of registered person	Total number of shares	% in authorized capital
1	RF MINISTRY OF STATE PROPERTY RELATION	103685, Moscow, Nikolski per., 9	Owner	568335339	51.17%
2	GRABOR TRADING (OVERSEAS) LIMITED	20, Queen Frederica St., El Greco House, Flat 104, 1506 Nicosia, Cyprus	Owner	181443293	16.34%
3	TRANSINVEST CONTROL S.A.	L-1840 Luxemburg 11A boulevard Joseph II	Owner	108375957	9.76%

List of persons possessing no less than 5 % of authorized capital of JSC "Aeroflot" as of May 25, 2004

№	Full name / Name, Surname, Paternal name	Place of residence	Type of registered person	Total number of shares	% in authorized capital
1	RF MINISTRY OF STATE PROPERTY RELATION	103685, Moscow, Nikolski per., 9	Owner	568335339	51.17%
2	GRABOR TRADING (OVERSEAS) LIMITED	20, Queen Frederica St., El Greco House, Flat 104, 1506 Nicosia, Cyprus	Owner	181443293	16.34%
3	TRANSINVEST CONTROL S.A.	L-1840 Luxemburg 11A Boulevard Joseph II	Owner	108375957	9.76%

6.5. Accounts Receivable

Accounts receivable for 9 months of 2004

Types of receivables	Term of payment					
	Less than 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 days to 1 year	Over 1 year
Receivables, total, rubles. including:	5 696 309 642	154 021 408	1 554 727 973	4 198 185 020	36 785 479	562 796
outstanding, rubles	1 215 264 509	0	0	0	0	0
customers and client, rubles	4 196 630 401	1 889 373	556 200	0	25 977 886	21
bills receivable, rubles.	0	0	0	0	0	0
indebtedness of subsidiaries and affiliated companies, rubles	31 532 407	0	0	0	0	0
indebtedness of partners (founders) in relation to contributions to the charter capital, rubles	0	0	0	0	0	0
advance payments effected, rubles	802 529 971	14 706 470	951 246 553	47 556	10 805 697	458 207
other receivables, rubles	665 616 863	137 425 565	602 925 220	4 198 37 464	1 896	104 568
Total, rubles.:	5 696 309 642	154 021 408	1 554 727 973	4 198 185 020	36 785 479	562 796

CHAPTER VII. Issuer's accounting statements and other financial information

7.1. Issuer's quarterly accounting statements

Information for the 4th quarter is not to be provided

CHAPTER VIII. Additional information of the Issuer and issued securities distributed by the Issuer

8.1. Information on significant transactions executed by the Issuer

Transactions during the reporting quarter the value of which equal or exceed 10 percent of the Issuer's assets as of the end of the quarter preceding the reporting one.

Transaction date: October 23, 2004

Transaction subject matter and description:
Be it resolved to approve as a significant transaction (a complex of interconnected transactions) the procurement under finance lease terms (subleasing) of three Airbus A321-200 aircraft (MSN 2330, 2337 и 2342) with engines CFM International, S.A. with a perspective of buying them out that makes up a significant transaction together with previously executed transactions of procurement under finance lease terms of Airbus A319 (MSN 2052, 2069, 2072 и 2091) and Airbus A320 (MSN 2233) aircraft, concomitant and supporting transactions, with the value of finance lease rights (subleasing) of the above said aircraft of no more than 611,055,000 (Six hundred eleven million and fifty five thousand) of US dollars and material terms of the said significant transaction (the complex of interconnected transactions) provided in agreements indicated in subparagraphs 1 to 3 of this present Resolution.

1. **The Agreement between JSC "Aeroflot", BNP Paribas, WestLB AG, Citibank International Plc, AIFS Leasing Company Limited, MS2 Denmark Limited ApS and MSS Bermuda Limited of the 6th of July, 2004 on the change and setting forth in a new revision the Agreement on the leasing transaction of the 14th of October, 2003 between the same parties (that is further on, taking into account the Agreement about the assignment and accession of the 2nd December, 2003, called "the Agreement of Leasing Transaction") the material terms of which are the following:**

   1.1. approval of the New Revision № 1 of the Agreement of Leasing Transaction in relation to aircraft Airbus A319-111 (MSN 2052, 2069, 2072, 2091) and Airbus A320-200 (MSN 2233);

   1.2. approval of New Revision № 2 of the Agreement of Leasing Transaction in relation to aircraft Airbus A319-111 (MSN 2052, 2069, 2072, 2091), Airbus A320-200 (MSN 2233) and Airbus A321-200 (MSN 2330, 2337 and 2342) entering into force under the condition of the utilization by JSC "Aeroflot" of the option for procurement of three aircraft Airbus A321-200 (MSN 2330, 2337 and 2342) to be executed by the Notice to be delivered by JSC "Aeroflot" and MS2 Denmark Limited ApS to the address of MSS Bermuda Limited, BNP Paribas and AIFS Leasing Company Limited (Additional Aircraft Notice);

   The material terms of the above said revisions of the Agreement are the following:

   - the order of conclusion of Agreements for leasing and subleasing of aircraft and main conditions of acceptance, operation, handling, insurance coverage, and repossession of the above said aircraft;
   - indemnification by JSC "Aeroflot" from losses that may suffer other parties to the Agreement for leasing transaction and still other third parties in connection with above said aircraft and due to other reasons in connection with the transaction; and
   - buying out the above said aircraft by JSC "Aeroflot" under specific circumstances from MSS Bermuda Limited at the prices calculated basing on the prices of the relevant aircraft without

the depreciation to the lease payments and other payments effected by JSC "Aeroflot" in compliance with the terms of the Agreement for leasing transaction (in relevant revision).

2. Agreements (transactions) in relation to every aircraft Airbus A319-111 (MSN 2052, 2069, 2072 and 2091), Airbus A320-200 (MSN 2233) and Airbus A321-200 (MSN 2330, 2337 and 2342):

2.1 Agreements (contracts) regarding (sub)leasing of aircraft as were concluded and being concluded between MS2 Denmark Limited ApS and JSC "Aeroflot":

(a) the Agreement of the 6th of July, 2004 about the changes and setting forth in new revision aircraft leasing Agreements, the material terms of which is the confirmation of the new revisions of the Lease Agreements of aircraft Airbus A319-111 (MSN 2052, 2069, 2072 and 2091) between MS2 Denmark Limited ApS and JSC "Aeroflot" contained therein;

(b) Lease Agreement for the aircraft Airbus A320-200 (MSN 2233) of the 6th of July, 2004 (taking into account the Supplementary Agreement of the 13th of July, 2004 concluded between JSC "Aeroflot", MSS Bermuda Limited and BNP Paribas);

(c) Lease Agreements for aircraft to be concluded in relation to the aircraft Airbus A321-200 (MSN 2330, 2337 and 2342).

The material conditions of all the above said Agreements provide the following:

- the delivery of the aircraft Airbus A319-111 (MSN 2052, 2069, 2072 and 2091) in October – December, 2003, the delivery of the aircraft Airbus A320-200 (MSN 2233) in June-July, 2004, the delivery of aircraft Airbus A321-200 (MSN 2330, 2337 and 2342) in November 2004 (with possible transfer of the delivery term);
- the term of (sub)leasing of each aircraft - up to twelve years;
- it is provided that before the delivery of an aircraft an initial advance lease payment ("the Initial Lease Payment") in relation to each aircraft as provided in the relevant Lease Agreement in the amount of 5 (five) per cent of the value of the relevant aircraft and an advance lease payment for the period from the delivery date till the next due lease payment date are to be effected by JSC "Aeroflot"; further on lease payments for every aircraft are effected in advance for three month time with due consideration of the following. After payments indicated in the above subparagraph are effected the payment schedule for the given aircraft are consolidated: payment schedules for the first and the second aircraft (Airbus A319-111 (MSN 2052 and 2069)) are consolidated basing on the payment schedule in relation to the first aircraft; for the third and forth aircraft (Airbus A319-111 (MSN 2092 and 2091)) – basing on the payment schedule for the third aircraft; for the fifth aircraft (Airbus A320-200 (MSN 2233)) – basing on the first aircraft; on the sixth, seventh and eighth aircraft (Airbus A321-200 (MSN 2330, 2337 and 2342)) – the schedules are consolidated basing on the payment schedule for the sixth aircraft. Lease payments by JSC "Aeroflot" provides for paying off MSS Bermuda Limited's liabilities on financing given for the purposes of purchasing aircraft transferred to subleasing of JSC "Aeroflot";

2.2. Agreements on the assignment of rights under the Purchase Agreement concluded and being concluded between JSC "Aeroflot"and MSS Bermuda Limited:

(a) The Agreement of the 6th of July, 2004 on changes and setting froth in new revisions of the Agreements the assignment of right for purchase, the material condition of which is the confirmation of new revisions therein contained of the Agreements on the assignment of right on the Agreement on the purchase in relation of the aircraft Airbus A319-111 (MSN 2052, 2069, 2072 and 2091);

(b) The Agreement of the 6th of July, 2004 on assignment of rights under the Agreement on the purchase in relation to aircraft Airbus A320-200 (MSN 2233);

(c) The Agreement on the assignment of rights under the Agreement for purchase to be concluded in relation to aircraft Airbus A321-200 (MSN 2330, 2337 и 2342).

The material conditions of all the above said Agreements on the assignment of rights under the Agreement for purchase provides for:

- Assignment by JSC "Aeroflot" of rights in favor of MSS Bermuda Limited for the purchase of every aircraft from Airbus G.I.E. (from 2004 - Airbus S.A.S.) and implementation by MSS Bermuda Limited of full payment of the full value of every aircraft;
- warranties of JSC "Aeroflot" against any losses that may be suffered by Airbus G.I.E. (from 2004 - Airbus S.A.S.) in connection with the assignment and the Agreement for the purchase of the 18th of November, 2002;
- reimbursement by Airbus G.I.E. (from 2004 - Airbus S.A.S.) to JSC "Aeroflot" of the relevant part of the advance payments made by JSC "Aeroflot" under the Purchase Agreement of the 18th of November, 2002 after the receipt of full payment for the aircraft from MSS Bermuda Limited.

2.3. The Agreements on consent concluded and being concluded between JSC "Aeroflot", MSS Bermuda Limited and Airbus S.A.S. (as the successor of Airbus G.I.E.):

(a) The Agreement of the 6th of July, 2004 on the changes and setting forth in new revisions of the Agreements on the consent, the material condition of which is the confirmation of therein contained new revisions of the Agreements on the consent in relation to aircraft Airbus A319-111 (MSN 2052, 2069, 2072 and 2091);

(b) The Agreement on the consent in relation of the aircraft Airbus A320-200 (MSN 2233) of the 6th of July 2004;

(c) The Agreements on the consent being concluded in relation of the aircraft Airbus A321-200 (MSN 2330, 2337 and 2342).

In accordance with the above said Agreements JSC "Aeroflot" guaranties Airbus S.A.S. against losses that it may suffer in connection with the Agreements on the consent and the Purchase Agreement of the 18th of November, 2002.

2.4. The Agreements on the assignment of rights under the insurance agreements concluded and being concluded between MS2 Denmark Limited ApS and JSC "Aeroflot":

(a) The Agreement of the 6th of July, 2004 on the changes and setting forth in new revisions of the Agreements on the assignment of rights on the insurance agreements the material condition of which is the confirmation of therein contained new revisions of the Agreements of the assignment of rights under the insurance agreements in relation to the aircraft Airbus A319-111 (MSN 2052, 2069, 2072 and 2091);

(b) The Agreement on the assignment of rights under insurance agreements in relation to the aircraft Airbus A320-200 (MSN 2233) of the 6th of July, 2004;

(c) The Agreements on the assignment of rights under the insurance agreements being concluded in relation to the aircraft Airbus A321-200 (MSN 2330, 2337 and 2342).

The above said Agreements on the assignment provide for the precaution assignment by JSC "Aeroflot" in favor of MS2 Denmark Limited ApS of the rights under the insurance agreements in relation of every aircraft (excluding third party insurance) and the rights for compensation in case of requisition (nationalization) any of the aircraft.

2.5 The Agreements about guaranties in relation to airframes of the aircraft concluded and being concluded between Airbus S.A.S., MSS Bermuda Limited, MS2 Denmark Limited ApS, BNP Paribas and JSC "Aeroflot":

(a) The Agreement of the 6th of July, 2004 on the changes and setting forth in new revisions of the Agreements on the guaranties in relation to the airframes of the aircraft the material condition of which is the confirmation of therein contained new revisions of the Agreements on the guaranties in relation to the airframes of the aircraft Airbus A319-111 (MSN 2052, 2069, 2072 and 2091);

(b) The Agreement of the 6th of July, 2004 on the guaranties in relation to the airframe of the aircraft Airbus 320-200 (MSN 2233);

(в) The Agreements on the guaranties in relation to the airframes of the aircraft Airbus A321-200 (MSN 2330, 2337 and 2342).

2.6. The Agreements about guaranties in relation to engines of the aircraft that having been concluded and to be concluded between CFM International, S.A., MSS Bermuda Limited, MS2 Denmark Limited ApS, JSC "Aeroflot" and BNP Paribas:

(a) The Agreement of the 6th of July, 2004 on the changes and setting forth in new revisions of the Agreements on the guaranties in relation to engines of the aircraft the material condition of which is the confirmation of therein contained new revisions of the Agreements on the guaranties in relation engines of the aircraft Airbus A319-111 (MSN 2052, 2069, 2072 and 2091);

(b) The Agreement of the 6th of July, 2004 on the guaranties in relation to the engines of the aircraft Airbus 320-200 (MSN 2233);

(c) The Agreements on the guaranties in relation to the engines of the aircraft Airbus A321-200 (MSN 2330, 2337 and 2342).

The Agreements mentioned in items 2.5 and 2.6 indicate persons enjoying the right to use manufacturers' (sellers') guaranties in relation of the airframe of each aircraft or manufacturers' (sellers') guaranties in relation to the engines installed on each aircraft and provide for termination of rights of JSC "Aeroflot" to use the said guaranties following the delivery of relevant notice by the following persons:

– MSS Bermuda Limited или MS2 Denmark Limited ApS in connection with termination of the leasing (subleasing) and withdrawal of a relevant aircraft from JSC "Aeroflot"; or
– BNP Paribas in case of an imposition of penalties against a relevant aircraft and its withdrawal from JSC "Aeroflot".

2.7. The Agreement of the 6th of July, 2004 between JSC "Aeroflot" and BNP Paribas on supplementary assignment of rights under the Agreements in relation to the aircraft Airbus A319-111 (MSN 2052, 2069, 2072 and 2091) under which JSC "Aeroflot" assigns (in order to secure the fulfillment of its obligations under the lease transaction in relation to all aircraft being procured) the rights in relation to insurance premium and compensation in case of requisition (nationalization) against the four aircraft Airbus A319-111 (MSN 2052, 2069, 2072 and 2091) that may be in the possession of JSC "Aeroflot" after full execution of liabilities under the lease transaction in relation to the said aircraft Airbus A319-111.

2.8. Transactions for insurance of aircraft and third party insurance of credits provided by MSS Bermuda Limited, MSS Bermuda Limited, MS2 Denmark Limited ApS, BNP Paribas and, depending on circumstances, of other persons concluded or being concluded between JSC "Aeroflot" and JSC "Insurance Company "Moscow" or with any other insurer that may be appointed in accordance with the requirements of BNP Paribas (in the capacity of the warranties Trust Manager) and MS2 Denmark Limited ApS in accordance with the Agreement on the leasing transaction under the condition that the insurance coverage of military risks and third party liability will be no less than 600 million USD (for each type of risk). The amount of insurance premiums for the said transactions will not be more than 10,711,000 (Ten Million, Seven Hundred and Eleven Thousand) USD. The insurance may be arranged under different conditions determined in accordance with the New Revision № 2 of the Agreement on the leasing transaction.

3. Agreements in relation to the aircraft Airbus A319-111 (MSN 2052, 2069, 2072 и 2091), Airbus A320-200 (MSN 2233) and Airbus A321-200 (MSN 2330, 2337 and 2342):

3.1. The Agreement on the right for the purchase of 100% of shares by MSS Bermuda Limited in the revision of the 6th of July, 2004 between JSC "Aeroflot" and Codan Trust Company in the capacity of the trust manager of The MSS Bermuda Purpose Trust.

3.2. The Agreement on the right for purchase of 100% of shares by MS2 Bermuda Limited in the revision of the 6th of July, 2004 between JSC "Aeroflot" and Harrington Trust Limited in the capacity of the trust manager of The MS2 Purpose Trust.

The material conditions of the new revisions the Agreements referred to in items 3.1 and 3.2 are as follows:

(a) the price of 100 % shares of each of the companies MSS Bermuda Limited and MS2 Bermuda Limited will not exceed 100 US dollars, and the value of obtaining the right for the purchase of shares of each of the companies will not exceed 10 US dollars;
(б) the purchase of shares is possible after the indebtedness on all Agreements on the transaction is settled.

All legal documentation on the transaction including documentation referred to in items 1 to 3 above provides for the possibility of participation in the transaction of initial and succeeding assignees and cessionaries of the persons indicated therein, and for the possibility of replacement of the Trust Manager for warranties (BNP Paribas).

The total amount allocated on the transaction:
611,055,000 (Six hundred and eleven million, fifty five thousand) US dollars.
The Issuer's authorized body that adopted the decision on concluding the transaction:
General Meeting of shareholders
Date of the decision: ***the 23rd of October, 2004***

8.2. Information of the Issuer's Credit Ratings

The Issuer's credit rating was assessed by
Rating Center AK&M (ZAO "Analysis, Consulting and Marketing")

In the course of assigning a credit rating to JSC "Aeroflot – Russian Airlines" an analysis of the Company overall condition and its ability to meet its liabilities. Credit worthiness rating was assigned basing on an analytical assessment of the combination of the Company performance indicators that include among others:

- Level of debt burden;
- Financial risks;
- Credit history;
- Production risks;
- Market risks;
- Financial and business activities efficiency indicators;
- Industry risks;
- Dynamism of development;
- Administrative risks.

To determine JSC "Aeroflot – Russian Airlines" credit worthiness assessments of the indicators were aggregated with the scales characterizing their influence on the Company's abilities to meet its liabilities.

The analysis has proved that most of the indicators characterizing JSC "Aeroflot's" economic situation are at the high level that provides a background for a high estimate of the Company's credit worthiness. Seven of the nine indicators were given estimates corresponding to rating category "A" and higher. At the same time current dynamics

of production and financial indicators as well as the analysis of the main trends of the Company's development allow to affirm with a high degree of confidence that in short and middle term run the Company's credit worthiness will remain at the current level.

The said aggregate assessment of indicators and forecast of their change allows to assign to JSC "Aeroflot" rating category "A+" under the national rating scale with a stable perspective.

Period of rating validity: from July, 2004 to July, 2005

Place of residence of the organization that assigned the credit rating:
Bldg. G, Gubkina ul., 3, Moscow 119333.

8.3. Information about declared (accrued) and paid dividend on issuer's shares and about profits on issuer's bonds

Dividends on shares of given category (type):

Period: ***1999***
Amount of dividend per one share (rubles): ***0.01***
Total amount of dividend paid per one share of given category (type) (rubles): ***11 106 162.99***
Total amount actually paid on shares of given category (type) (rubles): ***10 472 362.75***

Period: ***2000***
Amount of dividend per one share (rubles): ***0.03***
Total amount of dividend paid per one share of given category (type) (rubles): ***33 318 488.97***
Total amount actually paid on shares of given category (type) (rubles): ***31 028 380.72***

Period: ***2001***
Amount of dividend per one share (rubles): ***0.06***
Total amount of dividend paid per one share of given category (type) (rubles): ***66 636 977.94***
Total amount actually paid on shares of given category (type) (rubles): ***65 765 589.15***

Period: ***2002***
Amount of dividend per one share (rubles): ***0.29***
Total amount of dividend paid per one share of given category (type) (rubles): ***322 033 567.62***
Total amount actually paid on shares of given category (type) (rubles): ***321 637 436.,72***

Period: ***2003***
Amount of dividend per one share (rubles): ***0.43***
Total amount of dividend paid per one share of given category (type) (rubles): ***477 565 008.57***
Total amount actually paid on shares of given category (type) (rubles): ***456 798 944.80***

The reason for the difference between the declared and actually paid amounts is the absence in the Issuer's registry of shareholders' information current at the date of dividend payment or the return of payment because of incorrect or missing information about the previously advised personal shareholders' information.